Form 10-K405, Exhibit 13
period 1995-06-30
FEDERAL SCREW WORKS
filed 1995-09-27
CIK 34908

Federal Screw Works                   [logo]
1995 Annual Report

Board of Directors

Thomas W. Butler, Jr.**+
President, Thomas W. Butler and
Associates, Inc., Business Consultants

Hugh G. Harness*
Business Consultant, Retired President and
Chief Operating Officer of the Company

John J. Slavin**+
President of Professional Corporation
law firm since 1969. Since April 1992, of Counsel to the Dykema Gossett law firm which provides legal services to the Company

F. D. Tennent**+
Business Consultant; Retired Senior
Vice President -- Finance, Secretary &
Treasurer of the Company

Robert F. ZurSchmiede*
Vice President of the Company -- Romulus
Divisions

Thomas ZurSchmiede*
President and Chief Operating Officer of the
Company

W. T. ZurSchmiede, Jr.*+
Chairman of the Board & Chief Executive Officer;
Chief Financial Officer; Secretary & Treasurer of the Company


Executive Officers

W. T. ZurSchmiede, Jr.
Chairman of the Board & Chief Executive Officer;
Chief Financial Officer; Secretary & Treasurer

Thomas ZurSchmiede
President and Chief Operating Officer

John M. O'Brien
Vice President -- Sales and Marketing

Robert F. ZurSchmiede
Vice President -- Romulus Divisions

Jeffrey M. Harness
Vice President -- Chelsea and Novex
Tool Divisions


 *Member of
  Executive Committee

**Member of Audit
  and Restricted
  Stock Bonus Committees

 +Member of Salary Compensation
  Committee

Financial Highlights
Federal Screw Works

(Dollars in thousands, except per share data)

Years Ended June 30 1995        1995      1994      1993
- ------------------------        ----      ----      ----

Net sales                     $90,503   $80,713   $73,050

Earnings before federal
  income taxes                  6,388     4,030     2,918

Federal income taxes            2,147     1,308       912

Net earnings                    4,241     2,722     2,006

Depreciation and
  amortization                  3,135     2,709     2,435

Capital expenditures            7,443     6,169     4,393

Working capital                11,526     9,141     9,923

Cash dividends declared           870       653       654

Stockholders' equity           30,957    27,464    25,872


Per Share Data
- --------------

Net earnings                    $3.90     $2.50     $1.84

Cash dividends declared           .80       .60       .60

Average number of shares
outstanding:
1995 -- 1,086,954;
1994 -- 1,087,955;
1993 -- 1,089,306

Annual Meeting
October 26, 1995, 10 a.m.
Federal Screw Works
2400 Buhl Building
Detroit, Michigan 48226

Transfer Agent
State Street Bank & Trust Company

Registrar
State Street Bank & Trust Company

Federal Screw Works
Corporate Offices:
2400 Buhl Building
Detroit, Michigan 48226
Telephone: 313/963-2323

Division locations: Big Rapids, Brighton,
Chelsea, Romulus, Michigan.

10-K Available:
Copies of the 1995 Form 10-K including the financial statements and schedules as filed with the Securities and Exchange Commission may be obtained without charge by the Stockholders from the Company upon written request to the Secretary. Exhibits will likewise be supplied upon payment of a reasonable fee.

Federal Screw Works shares are traded on the National Over-The-Counter Market. The Company's NASDAQ symbol is FSCR.

To Our Shareholders:

The Company reports net earnings for the fiscal year ended June 30, 1995, of $4,241,000 or $3.90 per share, on sales of $90,503,000. For the year ended June 30, 1994, the Company reported net earnings of $2,722,000, or $2.50 per share, on sales of $80,713,000. Net earnings for the fourth quarter ended June 30, 1995, were $1,716,000, or $1.58 per share, on sales of $24,017,000. Net earnings for the fourth quarter ended June 30, 1994, were $1,843,000, or $1.69 per share, on sales of $22,960,000. The reported earnings for each year are after non-cash FAS 106 post-retirement health benefit charges of $1,231,000 and $1,269,000, respectively ($314,000 and $339,000, respectively, for the fourth quarter).

The Company's financial performance in fiscal 1995 was extremely gratifying. Cost reduction programs by our two largest customers continue. Raw material and processing increases, as well as health care costs, are also of great concern. However, net sales increased by $10 million and significant productivity improvements were realized. With these things in mind, net profits were up 56% for the year.

We believe the new fiscal year will also be strong. New product programs at our major divisions have expanded the range of products we bring to the market. Substantial process improvements have also been completed at both the Company's Steel Processing Division and Novex Tool Division, which will enhance the fundamental competitiveness of the larger divisions. Further, the new Technical Center in Romulus brings more resources to bear on the continuing demand for product innovation and new technology. Capital investment in fiscal 1995 was $7.4 million, a new Company record.

At its August 10 meeting, the Board of Directors approved the payment of a $.10 a share regular dividend and a $.70 share extra dividend payable October 2nd to Shareholders of record September 8th, 1995.


Thomas ZurSchmiede
President


W. T. ZurSchmiede, Jr.
Chairman

The Company


Industry Information

Federal Screw Works is a domestic manufacturer of industrial component parts, consisting of locknuts, bolts, piston pins, studs, bushings, shafts and other machined, cold formed, hardened and/or ground metal parts, all of which constitute a single business segment.

The Company's products are manufactured at several plants and are fabricated from metal rod and bar, which are generally available at competitive prices from multiple sources. Production is in high-volume job lots to the specification of original equipment manufacturers and sold to them for incorporation into their assemblies. The majority of these sales are to manufacturers of automobiles and trucks, with the balance being mainly to manufacturers of nonautomotive durable goods.


Operating Divisions

The Company's industrial component parts are manufactured in six plants located throughout lower Michigan. The Company presently employs approximately 502 hourly-rated and salaried personnel. A brief description of each division follows.

The Big Rapids Division in Big Rapids, Michigan, manufactures special high-strength bolts and other cold formed products using boltmakers and headers as primary equipment. Among the items manufactured to both inch and metric specifications are hex head bolts, connecting rod bolts, studs and flange bolts. The 160,000 square foot plant is situated on 25 acres of land, and contains heat treat facilities for hardening in-process parts. The annealing and pickling of the steel used at Big Rapids is generally performed at the Romulus Steel Processing Division.

The Romulus Division is housed in a 100,000 square foot plant, on 22 acres of land, in Romulus, Michigan. This division uses nutformers as primary equipment to manufacture special prevailing torque locknuts. Products include locknuts, connecting rod nuts, and other special nut products, in both metric and inch sizes. The plant has its own furnace for heat treating in-process parts. Annealing and pickling of the steel coils used in manufacturing nut products are performed by the adjacent Romulus Steel Processing Division.

The parts produced at the above divisions are sold principally to the automotive market. These parts are mass produced, and most are shipped directly to car assembly plants.

Steel rod annealing, picking and drawing facilities are provided at the 38,000 square foot Romulus Steel Processing Division plant on a tract of land it shares with the Romulus Division. A significant amount of the output of this facility is converted to finished products by Federal Screw Works' bolt and nut making operations. Excess capacity is used to process steel rod belonging to other companies, mainly in the cold heading industry.

The Company
Continued


The Novex Tool Division occupies a 19,000 square foot leased facility in Brighton, Michigan. The lease expires in December, 1995. The Division manufactures perishable tooling, primarily for the cold heading industry. More than one-half of its output is consumed by the Company's Romulus and Big Rapids Divisions.

The Chelsea Division is located in Chelsea, Michigan, in a plant having approximately 86,000 square feet. Primary equipment consists of automatic screw machines and rotary index machines capable of making products from 1/16 inch to 2-3/4 inches in diameter. Chelsea Division fabricates a wide variety of precision parts including piston pins, bushings, fittings, special fasteners, valve components, sleeves, shafts, gear blanks and the like. These parts are generally produced in large volume lots and delivered direct to manufacturers of products such as compressors, automobiles, transmissions and small engines.

In August, 1994, the Company leased a 16,000 square foot facility in Romulus to conduct engineering and manufacturing development activities. This facility, known as the Technical Center, gives us sufficient room to try out new primary and secondary equipment, tooling, and parts feeding and automation devices, as well as permitting us to rebuild recently purchased used equipment. This facility has been of major assistance during the fiscal year just concluded.

The Company's corporate offices are located in the Buhl Building in downtown Detroit where the Company occupies 12,000 square feet of space under a five year lease expiring in 1999 (renewable for an additional 5 years).

The Company owns outright all of the above described buildings, land, and production facilities except as specifically noted to the contrary. The
Company utilizes all of the floor space of these structures. Present facilities are adequate to meet the needs of each respective division.

Financial Review
Federal Screw Works

Quarterly Operating Results (Dollars in thousands, except per share data)

                               1st      2nd      3rd      4th    For the
                             Quarter  Quarter  Quarter  Quarter    Year
                             -------  -------  -------  -------  -------
1995
Net sales                    $19,838  $21,734  $24,914  $24,017   $90,503
Gross profit                   1,977    2,541    3,386    3,959    11,863
Net earnings                     532      852    1,141    1,716     4,241
Net earnings per share       $   .49  $   .78  $  1.05  $  1.58   $  3.90
Cash dividends per share         .50      .10      .10      .10       .80

1994
Net sales                    $16,653  $18,919  $22,181  $22,960   $80,713
Gross profit                   1,011    1,332    2,209    4,504     9,056
Net earnings                       6      209      664    1,843     2,722
Net earnings per share       $   .01  $   .19  $   .61  $  1.69   $  2.50
Cash dividends per share         .30      .10      .10      .10       .60

Net earnings for the fourth quarter of 1995 and 1994 were favorably affected by year end adjustments, principally inventory ($841,284 or $.77 per share and $683,000 or $.63 per share, respectively).

These are the quarterly high and low bid quotations as reported by the National Association of Securities Dealers for the Company's common stock, which is traded over the counter (under the NASDAQ symbol FSCR).

Stock Prices       1995                1994
             ----------------   -----------------
               High     Low      High       Low
               ----     ---      ----       ---
1st Quarter  $20      $16-3/4   $18-1/2   $15-1/4
2nd Quarter   20-1/2   18-3/4    17-3/4    15-1/2
3rd Quarter   21       18-3/4    17-1/2    15-1/2
4th Quarter   23-1/2   17-1/8    18        16

Financial Review
Continued
Federal Screw Works


Selected Financial Data

Years Ended June 30 (Dollars in thousands, except per share data)

                                              1995       1994       1993       1992       1991
                                              ----       ----       ----       ----       ----
Net sales                                   $90,503    $80,713    $73,050    $67,618    $57,147
Cost of products sold                        78,640     71,657     65,669     59,824     53,042
Interest expense                                559        470        494        510        642
Earnings (loss) before federal income
 taxes and cumulative effect of
 accounting change                            6,388      4,030      2,918      2,984       (475)
Federal income taxes (credit)                 2,147      1,308        912        964       (248)
Earnings (loss) before cumulative
  effect of accounting change                 4,241      2,722      2,006      2,020       (227)
Cumulative effect of accounting change                                                      450
Net earnings                                  4,241      2,722      2,006      2,020        223
                                          ---------  ---------  ---------  ---------  ---------

Average number of shares of
 common stock outstanding                 1,086,954  1,087,955  1,089,306  1,103,610  1,139,418
                                          ---------  ---------  ---------  ---------  ---------

Per share of common stock:
 Earnings (loss) before cumulative
   effect of accounting change                $3.90      $2.50      $1.84      $1.83      $(.20)
 Cumulative effect of accounting change                                                      .40
 Net earnings                                  3.90       2.50       1.84       1.83        .20
 Cash dividends                                 .80        .60        .60        .40        .60
                                          ---------  ---------  ---------  ---------  ---------

Total assets                                $61,302    $52,925    $49,205    $46,952    $42,761
Long-term debt                                8,700      6,020      6,385      6,880      6,170
                                          ---------  ---------  ---------  ---------  ---------

Management's Discussion and Analysis of Financial Condition and Results of Operations


Results of Operations

Federal Screw Works recorded net sales of $90.5 million in fiscal 1995, which represented a 12.1% increase from fiscal 1994 sales of $80.7 million. Net sales for fiscal 1994 increased 11% from fiscal 1993 sales of $73.0 million. Like 1994, the increase in fiscal 1995 sales resulted from new automotive parts programs, greater automotive production and an increase in non-automotive business. The number of pieces shipped increased in each of the last two fiscal years.

Gross profits increased 31% to $11.9 million in fiscal 1995, a $2.8 million increase from fiscal 1994. Fiscal 1994 gross profits increased 23% to $9.1 million compared to the $7.4 million level realized in 1993. The 1995 increase resulted primarily from greater sales and increased manufacturing efficiency, offset in part by heavy price concessions which continued to be required by our customers. These concessions are a part of the competitive environment and will be with us for the foreseeable future. Other factors negatively impacting our gross profits in 1995 included higher labor, plating and packaging costs.

Our Shareholders are aware of the Company's dependence upon sales to the two largest U.S. automobile manufacturers, a condition that has existed for at least fifty years. Among the parts we sell to the automotive market, however, are several expanding groups of specially engineered and high precision cold headed parts that are less subject to competitive pressure than are standard fasteners. We have also increased our shipments to the refrigeration compressor and small engine market to approximately ten percent of our total sales. This market has been growing at a faster rate than our automotive business in recent years. Sales to customers outside North America are increasing but still are not material.

No significant competitors of the Company went out of business during 1995, although several were acquired by other fastener companies, or are for sale. We believe that there will be continuing reductions in the number of U.S. owned competitors. Over the longer term we can expect increasing competition from the so-called "transplant" fastener suppliers who supply the Japanese owned automobile manufacturers with whom our Company presently enjoys little business. Although it seems clear that these suppliers desire to increase their business with the U.S. owned automobile manufacturers, we do not believe that competition from these companies will significantly impact the Company in the near term.

As a percentage of net sales, selling, general and administrative expenses decreased to 5.4% in fiscal 1995. In fiscal 1994 and fiscal 1993 these expenses were 5.6% and 5.4% of net sales, respectively.

Interest expense increased in fiscal 1995 by 19% from fiscal 1994 levels. Average borrowings under the

The Company
Continued
Federal Screw Works


Company's bank credit agreement were up, and average interest rates were higher. Interest expense in fiscal 1994 decreased by 4.8% from fiscal 1993 levels because lower average interest rates more than offset the increase in average bank borrowings.

The Company has been designated by the federal Environmental Protection Agency ("EPA") as a Potentially Responsible Party ("PRP") with respect to three related dump sites. The sites are related in that the PRPs engaged a single transporter who illegally disposed of toxic and hazardous waste materials there in the late 1960s. The sites are located in Oakland County, Michigan, and are referred to as the Springfield Township, the Rose Township and Cemetery Dump Sites. While the Company denies it has engaged in disposing of any materials at any of the sites, the Company together with eleven other PRPs has actively participated in negotiations directed toward settlement of the EPA's claims. The Rose Township Site was the first site selected by the EPA for remediation. The participating PRPs were successful in negotiating a Consent Decree which was approved by the United States District Court for the Eastern District of Michigan under which the Company has agreed to participate in the cost of the clean up. These costs are not expected to have a material effect on the Company's financial statements. The State of Michigan appealed the Consent Decree to the United States Court of Appeals for the Sixth Circuit which affirmed entry of the Decree.

The same PRPs have actively been engaged in negotiations with the EPA and the Michigan Department of Natural Resources in an effort to agree upon mutually acceptable remediation parameters for the Springfield Township site. While agreement has not yet been reached upon an overall remediation method, remediation is occurring on an interim basis. Remediation costs for which the Company may become liable are not expected to have a material effect on the Company's financial statements. With respect to the Cemetery site, no investigation has been undertaken to the Company's knowledge which would identify any costs to be incurred by the Company which might have a material effect on the Company's financial statements. The EPA has added this site to its Sites Awaiting Deletion List.


Dividends

Cash dividends declared in fiscal year 1995 were $.80 per share, $.20 more than those declared in fiscal 1994 and fiscal 1993. The Board of Directors in August, 1995, declared a $.10 per share quarterly dividend, and an extra dividend of $.70 per share.


Liquidity and Capital Resources

The Company has received a commitment for a new Revolving Credit and Term Loan Agreement permitting increased borrowings of up to $25 million and capital expenditures of $10 million annually. Under the existing Revolving Credit and Term

The Company
Continued
Federal Screw Works


Loan Agreement amended in 1993 borrowings of up to $16.0 million are permitted with the option to convert borrowings under the facility to a term note through October 31, 1995, the expiration date of the agreement. Payments under the term note, if the conversion option were exercised, would be made quarterly and could extend to October 31, 1997. Therefore borrowings under the Revolving Credit and Term Loan Agreement, which amounted to $7,300,000 at June 30, 1995 ($4,220,000 at June 30, 1994) are classified as long-term debt.

Working capital at June 30, 1995 amounted to $11,526,000 as compared to working capital of $9,141,000 at June 30, 1994.

The balance sheet at June 30, 1995 includes a long-term liability of $3,400,000 representing the unfunded accumulated benefit obligations of certain employee pension plans. The excess of this liability over the unrecognized prior service cost at the date of transition is included as a reduction of stockholders' equity. The funding policies of these plans, which are based on actuarial calculations, continue to comply with applicable laws and regulations.

As discussed in Note 6 to the financial statements, effective July 1, 1993, the Company adopted FASB No. 106. The Statement requires that the projected future cost of providing benefits, such as health care and life insurance, be recognized as an expense as employees render service instead of when the benefits are paid. The Statement provides two alternatives for recognizing the cumulative effect of the accounting change. The first alternative is to recognize the cumulative effect as a charge against income in the year of adoption or, alternatively, to recognize the cumulative effect on a prospective basis as a part of future annual benefit cost. The Company elected the prospective approach and amortized the present value of future benefits related to employees past service ($17,967,000) over a period of 20 years. The adoption of this accounting pronouncement has no impact on the Company's cash flows.

Cash flows from operating activities approximated $4.4 million in fiscal 1995. This compares to $7.0 million in 1994 and $5.0 million in 1993. In 1995 net earnings plus depreciation generated cash flows of $7.4 million, $3.0 million of which was reinvested in elements of working capital.

Capital expenditures for fiscal 1995 were $7.4 million primarily related to the purchase and modernization of equipment in order to improve production efficiencies, maintain existing business and enable the Company to address new opportunities. Capital expenditures in fiscal years 1994 and 1993 were $6.2 million and $4.4 million, respectively. Expenditures for additional equipment during fiscal 1996 are presently expected to approximate $5.8 million, of which $1.9 million had been committed as of June 30, 1995. These future capital expenditures are expected to be financed from cash generated from operations

The Company
Continued
Federal Screw Works


and additional borrowing capacity under the bank credit agreement.

Net cash provided by financing activities was $1.8 million in fiscal 1995, compared with uses of cash of $1.0 million in 1994 and $1.2 million in 1993. Fluctuations in these activities have been influenced principally by borrowings and repayments under the Company's Revolving Credit and Term Loan Agreement and by purchases of its common stock.


Impact of Inflation and Changing Prices

The Company passes increased costs on to customers, to the extent permitted by competition, by increasing sales prices whenever possible. In fiscal 1995, 1994 and 1993 the Company was generally unable to pass on cost increases incurred due to competitive pressures. Sales price increases in each of these years were insignificant.

Statements of Operations
Federal Screw Works

                                                        Year Ended June 30
                                                 1995             1994             1993
                                          -----------     ------------      -----------
Net sales                                 $90,502,562     $ 80,712,542      $73,049,876

Costs and expenses:
  Cost of products sold                    78,639,970       71,657,160       65,668,747
  Selling, general and administrative       4,915,987        4,555,136        3,969,289
  Interest                                    559,092          470,199          493,816
                                          -----------     ------------      -----------
                                           84,115,049       76,682,495       70,131,852
                                          -----------     ------------      -----------
EARNINGS BEFORE FEDERAL INCOME TAXES        6,387,513        4,030,047        2,918,024
Federal income taxes--Note 4:
  Current                                   1,846,000        1,571,000          693,000
  Deferred (credit)                           301,000         (263,000)         219,000
                                          -----------     ------------      -----------
                                            2,147,000        1,308,000          912,000
                                          -----------     ------------      -----------
NET EARNINGS                              $ 4,240,513     $  2,722,047      $ 2,006,024
                                          ===========     ============      ===========

Average number of shares outstanding        1,086,954        1,087,955        1,089,306
                                          ===========     ============      ===========

Net earnings per share                          $3.90            $2.50            $1.84
                                          ===========     ============      ===========

See accompanying notes.

Balance Sheets
Federal Screw Works

                                                                June 30
                                                          1995             1994
                                                  ------------      ------------
                                    Assets
Current Assets
  Cash                                            $    394,902      $  1,373,502
  Accounts receivable                               10,237,968         9,319,628
                                                  ------------      ------------
  Inventories--Note 1:
    Finished products                                3,635,783         2,296,944
    In-process products                              6,163,400         4,749,781
    Raw materials and supplies                       3,336,734         1,709,839
                                                  ------------      ------------
                                                    13,135,917         8,756,564
  Prepaid expenses and other current accounts          502,380           445,203
  Deferred income taxes--Note 4                         91,000           625,000
                                                  ------------      ------------
TOTAL CURRENT ASSETS                                24,362,167        20,519,897

Other Assets
  Intangible pension asset--Note 5                   2,623,494         2,964,263
  Cash value of life insurance                       4,730,368         4,622,030
  Miscellaneous                                        972,898           451,760
                                                  ------------      ------------
                                                     8,326,760         8,038,053

Property, Plant and Equipment--Notes 2 and 3
  Land                                                 337,934           388,353
  Buildings and improvements                         8,684,213         6,885,136
  Machinery and equipment                           59,551,880        54,636,838
                                                  ------------      ------------
                                                    68,574,027        61,910,327
  Less accumulated depreciation                     39,960,749        37,543,739
                                                  ------------      ------------
                                                    28,613,278        24,366,588
                                                  ------------      ------------
                                                  $ 61,302,205      $ 52,924,538
                                                  ============      ============

                                                                June 30
                                                          1995             1994
                                                  ------------      ------------
                     Liabilities and Stockholders' Equity
Current Liabilities
  Accounts payable                                $  4,607,066      $  2,984,742
  Payroll and employee benefits                      4,856,601         4,834,617
  Dividend payable                                     108,666           108,761
  Federal income taxes                                 349,455           684,433
  Taxes, other than income taxes                     1,283,709         1,022,990
  Accrued pension contributions                        481,410           920,799
  Other accrued liabilities                            749,072           422,788
  Current maturities of long-term debt                 400,000           400,000
                                                  ------------      ------------
TOTAL CURRENT LIABILITIES                           12,835,979        11,379,130

Long-Term Liabilities
  Long-term debt--Note 2                             8,700,000         6,020,000
  Unfunded pension obligation--Note 5                3,399,530         4,048,851
  Deferred income taxes--Note 4                        341,000           604,000
  Employee benefits                                  1,323,899         1,417,513
  Postretirement benefits--Note 6                    3,744,665         1,879,813
  Other liabilities                                         --           110,872
                                                  ------------      ------------
                                                    17,509,094        14,081,049

Stockholders' Equity--Notes 2 and 8
  Common stock, $1 par value, authorized
    2,000,000 shares, 1,086,662 and 1,087,612
    shares outstanding at June 30, 1995 and
    1994, respectively                               1,086,662         1,087,612
  Additional capital                                 2,772,628         2,579,475
  Retained earnings                                 28,364,643        25,006,409
  Unfunded pension costs                            (1,266,801)       (1,209,137)
                                                  ------------      ------------
                                                    30,957,132        27,464,359
                                                  ------------      ------------
                                                  $ 61,302,205      $ 52,924,538
                                                  ============      ============

See accompanying notes.

Statements of
Stockholders' Equity
Federal Screw Works

Years ended June 30, 1995, 1994 and 1993

                                                                              Unfunded
                                  Common       Additional     Retained        Pension
                                   Stock        Capital       Earnings         Costs          Total
                                -----------    ----------   ------------    -----------    ------------
BALANCES AT JULY 1, 1992        $ 1,089,933    $2,183,548   $ 21,606,857    $  (419,265)   $ 24,461,073

Net earnings for the year                --            --      2,006,024             --       2,006,024

Purchase of 1,194 shares             (1,194)           --        (13,398)            --         (14,592)

Transactions under restricted
  stock bonus plans--net                 --       212,068             --             --         212,068

Unfunded pension costs,
  net of taxes                           --            --             --       (138,691)       (138,691)

Cash dividends declared--
  $.60 per share                         --            --       (653,657)            --        (653,657)
                                -----------    ----------   ------------    -----------    ------------
BALANCES AT JUNE 30, 1993         1,088,739     2,395,616     22,945,826       (557,956)     25,872,225

Net earnings for the year                --            --      2,722,047             --       2,722,047

Purchase of 564 shares                 (564)           --         (8,652)            --          (9,216)

Transactions under restricted
  stock bonus plans--net               (563)      183,859             --             --         183,296

Unfunded pension costs,
  net of taxes                           --            --             --       (651,181)       (651,181)

Cash dividends declared--
  $.60 per share                         --            --       (652,812)            --        (652,812)
                                -----------    ----------   ------------    -----------    ------------

BALANCES AT JUNE 30, 1994         1,087,612     2,579,475     25,006,409     (1,209,137)     27,464,359

Net earnings for the year                --            --      4,240,513             --       4,240,513

Purchase of 700 shares                 (700)           --        (12,600)            --         (13,300)

Transactions under restricted
  stock bonus plans--net               (250)      193,153             --             --         192,903

Unfunded pension costs,
  net of taxes                           --            --             --        (57,664)        (57,664)

Cash dividends declared--
  $.80 per share                         --            --       (869,679)            --        (869,679)
                                -----------    ----------   ------------    -----------    ------------

BALANCES AT JUNE 30, 1995       $ 1,086,662    $2,772,628   $ 28,364,643    $(1,266,801)   $ 30,957,132
                                ===========    ==========   ============    ===========    ============

( ) Denotes deduction.

See accompanying notes.

Statements of
Cash Flows
Federal Screw Works

                                                                  Year Ended June 30
                                                             1995           1994           1993
                                                      -----------    -----------    -----------
OPERATING ACTIVITIES
  Net earnings                                        $ 4,240,513    $ 2,722,047    $ 2,006,024
  Adjustments to reconcile net earnings to net cash
    provided by operating activities:
    Depreciation and amortization                       3,134,940      2,709,245      2,435,001
    Increase in cash value of life insurance             (108,338)      (129,788)      (184,901)
    Change in deferred income taxes                       271,000       (598,000)       147,000
    Employee benefits                                   1,771,238      1,882,819       (139,780)
    Amortization of restricted stock                       76,904        107,296        149,068
    Other                                              (1,133,807)      (627,249)       306,502
    Changes in operating assets and liabilities:
      Accounts receivable                                (918,340)       (26,672)    (1,258,434)
      Inventories and prepaid expenses                 (4,436,530)      (717,295)       611,971
      Accounts payable and accrued expenses             1,456,849      1,628,423        943,183
                                                      -----------    -----------    -----------
NET CASH PROVIDED BY OPERATING ACTIVITIES               4,354,429      6,950,826      5,015,634

INVESTING ACTIVITES
  Purchases of property, plant and equipment           (7,443,353)    (6,168,569)    (4,393,112)
  Proceeds from sale of property,
    plant and equipment                                   313,304        401,722        402,148
                                                      -----------    -----------    -----------
NET CASH USED IN INVESTING ACTIVITIES                  (7,130,049)    (5,766,847)    (3,990,964)

FINANCING ACTIVITIES
  Additional borrowings (principal repayments)
    under bank credit agreement                         3,080,000         35,000        (95,000)
  Principal payments on lease-purchase obligation        (400,000)      (400,000)      (400,000)
  Purchases of common stock                               (13,300)        (9,216)       (14,592)
  Dividends paid                                         (869,680)      (652,943)      (653,757)
                                                      -----------    -----------    -----------
NET CASH PROVIDED BY (USED IN)
  FINANCING ACTIVITIES                                  1,797,020     (1,027,159)    (1,163,349)
                                                      -----------    -----------    -----------
INCREASE (DECREASE) IN CASH                              (978,600)       156,820       (138,679)
Cash at beginning of year                               1,373,502      1,216,682      1,355,361
                                                      -----------    -----------    -----------
CASH AT END OF YEAR                                   $   394,902    $ 1,373,502    $ 1,216,682
                                                      ===========    ===========    ===========

See accompanying notes.

Notes to
Financial Statements
Federal Screw Works


Note 1--Significant Accounting Policies

Inventories: Inventories are stated at the lower of cost or market. Cost determined by the last-in, first-out (LIFO) method was used for certain raw material inventories, $2,617,090 and $1,173,414 at June 30, 1995 and 1994,
respectively. The remaining inventories are costed using the first-in, first-out (FIFO) method. If inventories had been valued at current cost, amounts reported at June 30 would have been increased by $763,000 in 1995 and $683,000 in 1994.

Property, Plant and Equipment: Property, plant and equipment is stated at cost, which includes the cost of interest which is capitalized during construction of significant additions. Provisions for depreciation, are based upon the estimated useful lives of the respective assets and are computed by the straight-line method for financial reporting purposes and by accelerated methods for income tax purposes.

Income Taxes: Income taxes have been provided using the liability method.


Note 2--Debt

Long-term debt at June 30 consists of the following:

                                                              1995          1994
                                                        ----------    ----------
Revolving credit note payable to bank                   $7,300,000    $4,220,000
Lease-purchase obligation (see Note 3), payable
  $200,000 semiannually, plus interest at 7-3/4%         1,800,000     2,200,000
                                                        ----------    ----------
                                                         9,100,000     6,420,000
Less current maturities                                    400,000       400,000
                                                        ----------    ----------
                                                        $8,700,000    $6,020,000
                                                        ==========    ==========

The Company has a $16,000,000 revolving credit and term loan agreement with a bank. The Company has the option to convert borrowings thereunder (classified as long-term debt) to a term note through October 31, 1995, the expiration date of the agreement. Payments under the term note, if the conversion option is exercised, would be made quarterly and could extend to October 31, 1997. Interest (7.25% at June 30, 1995) on outstanding borrowings is determined based on the prime rate, or at the Company's option, an alternative variable market rate. The Company also pays a commitment fee of 3/8% on the unused portion of the revolving credit.

The Company is in compliance with covenants of the revolving credit and term loan agreement and the lease-purchase obligation including restrictions on payment of cash dividends. Retained earnings of $5,962,000 are free of restriction at June 30, 1995.

Interest paid by the Company during fiscal 1995, fiscal 1994 and fiscal 1993 aggregated $735,000, $591,000, and $548,000, respectively.

Notes to
Financial Statements
Continued
Federal Screw Works


Note 3--Leases and Other Commitments

The Company acquired one of its manufacturing facilities under a lease-purchase agreement with a municipality, and $1,800,000 of remaining outstanding Industrial Revenue Bond financing is guaranteed by the Company at June 30, 1995.

At June 30, 1995, the aggregate minimum rental commitments for the Industrial Revenue Bond lease-purchase obligation and various noncancelable operating leases with initial terms of one year or more are as follows:

                                                        Lease-
                                                       Purchase      Operating
Year ending June 30                                   Obligation       Leases
- -------------------                                   ----------     ----------
1996                                                  $  531,750     $  635,000
1997                                                     500,750        463,000
1998                                                     469,750        273,000
1999                                                     438,750        240,000
2000                                                     207,750        203,000
                                                      ----------     ----------
Total minimum lease payments                          $2,148,750     $1,814,000
                                                                     ==========
Amounts representing interest                            348,750
                                                      ----------
Present value of net minimum lease payments           $1,800,000
                                                      ==========

Total rent expense (exclusive of the lease-purchase obligation) was $731,000 in fiscal 1995, $786,000 in fiscal 1994, and $768,000 in fiscal 1993.

Commitments to purchase machinery and equipment approximated $1,900,000 at June 30, 1995.

Notes to
Financial Statements
Continued
Federal Screw Works


Note 4--Federal Income Taxes

A reconciliation of the federal income tax provision to the amount computed by applying the applicable statutory federal income tax rate (34%) to earnings before federal income taxes follows:

                                               1995           1994         1993
                                        -----------    -----------    ---------
Computed amount                         $ 2,172,000    $ 1,370,000    $ 992,000
Life insurance policies                     (67,000)       (72,000)     (86,000)
Other                                        42,000         10,000        6,000
                                        -----------    -----------    ---------
Total federal income tax provision      $ 2,147,000    $ 1,308,000    $ 912,000
                                        ===========    ===========    =========

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax liabilities and assets as of June 30, 1995 and 1994 are as follows:

                                                    1995            1994
                                              ----------     -----------
Deferred tax liabilities:
  Accelerated tax depreciation                $2,964,000     $ 2,574,000
                                              ----------     -----------
    Total deferred tax liabilities             2,964,000       2,574,000
                                              ----------     -----------
Deferred tax assets:
  Employee benefits                            2,510,000       2,393,000
  Inventory                                      131,000          95,000
  Other                                           73,000         107,000
                                              ----------     -----------
    Total deferred tax assets                  2,714,000       2,595,000
                                              ----------     -----------
    Net deferred tax liabilities (assets)     $  250,000     $   (21,000)
                                              ==========     ===========

Income taxes paid by the Company during fiscal 1995, fiscal 1994, and fiscal 1993 totalled $2,065,000, $1,287,000, and $331,000, respectively.

Notes to
Financial Statements
Continued
Federal Screw Works


Note 5--Employee Benefits

The Company sponsors four defined benefit pension plans covering substantially all employees. Benefits under three of the plans are based on negotiated rates times years of service. Under the remaining plan, benefits are based on compensation during the years immediately preceding retirement and years of service. It is the Company's policy to make contributions to these plans sufficient to meet minimum funding requirements of the applicable laws and regulations, plus such additional amounts, if any, as the Company's actuarial consultants advise to be appropriate. Plan assets for these plans consist principally of fixed income instruments, equity securities and participation in insurance company contracts.

A summary of the components of net pension expense, is as follows:

                                         1995             1994             1993
                                  -----------      -----------      -----------
Service cost                      $   465,000      $   463,000      $   409,000
Interest cost                       1,356,000        1,316,000        1,213,000
Actual return on plan assets         (793,000)        (549,000)      (1,099,000)
Net amortization and deferral         (14,000)        (234,000)         401,000
                                  -----------      -----------      -----------
                                  $ 1,014,000      $   996,000      $   924,000
                                  ===========      ===========      ===========

In accounting for pension plans, the Company used a discount rate of 8%, a 5% rate of increase in compensation, and an 8% expected rate of return on assets. The following table sets forth the plans' funded status at the March 31, 1995 and 1994 measurement dates:

Notes to
Financial Statements
Continued
Federal Screw Works

                                            Plans for Which                Plans for Which
                                             Assets Exceed               Accumulated Benefits
                                          Accumulated Benefits               Exceed Assets
                                       --------------------------    ----------------------------
                                              1995           1994            1995            1994
                                       -----------    -----------    ------------    ------------
Actuarial present value of
  vested benefit obligations           $ 5,300,000    $ 5,007,000    $ 11,071,000    $ 10,984,000
                                       ===========    ===========    ============    ============
Actuarial present value of
  accumulated benefit obligations      $ 5,479,000    $ 5,441,000    $ 11,282,000    $ 11,195,000
                                       ===========    ===========    ============    ============

Plan assets at fair value              $ 8,195,000    $ 7,729,000    $  7,024,000    $  5,975,000
Projected benefit obligations            6,477,000      6,921,000      11,282,000      11,195,000
                                       -----------    -----------    ------------    ------------
Excess (deficiency) of assets
  over projected benefit obligations     1,718,000        808,000      (4,258,000)     (5,220,000)
Unrecognized net loss                      358,000         12,000       2,302,000       1,955,000
Unrecognized prior service cost           (141,000)       693,000         538,000         583,000
Unrecognized net (asset)
  liability at transition               (1,047,000)    (1,120,000)      2,492,000       2,508,000
Additional liability
  recognized under the
  minimum liability provisions                  --             --      (4,925,000)     (4,796,000)
                                       -----------    -----------    ------------    ------------
Net pension asset (liability)          $   888,000    $   393,000    $ (3,851,000)   $ (4,970,000)
                                       ===========    ===========    ============    ============

In 1995, the Company established a retirement plan for directors who are not employees of the Company. The cost for this plan, including prior service cost, was $290,000 in 1995 and the actuarial present value of vested benefit obligations was $518,000 at June 30, 1995. The plan is currently unfunded.

Notes to
Financial Statements
Continued
Federal Screw Works


Note 6--Other Postretirement Benefits

In addition to providing pension benefits, the Company provides certain health care and life insurance benefits for retired employees. Substantially all of the Company's employees may become eligible for those benefits if they reach normal retirement age while working for the Company. The benefits are provided through certain insurance companies.

Effective July 1, 1993, the Company adopted FASB Statement No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions." The adoption of FAS No. 106 had the effect of increasing the Company's cost for postretirement benefits. Postretirement benefit costs for fiscal 1993, which were recorded on a cash basis, have not been restated.

The following table presents the plan's funded status reconciled with amounts recognized in the Company's financial statements:

                                                              June 30
                                                       1995              1994
                                                   ------------      ------------
Accumulated postretirement benefit obligation:
  Retirees                                         $ (9,538,000)     $(10,010,000)
  Fully eligible active plan participants            (2,488,000)       (2,077,000)
  Other active plan participants                     (5,796,000)       (5,660,000)
                                                   ------------      ------------
                                                    (17,822,000)      (17,747,000)
Unrecognized net (gain) or loss                      (2,093,000)       (1,202,000)
Unrecognized transition obligation                   16,170,000        17,069,000
                                                   ------------      ------------
Accrued postretirement benefit cost                $ (3,745,000)     $ (1,880,000)
                                                   ============      ============

                                                1995           1994          1993
                                             ----------     ----------     --------
Net periodic postretirement benefit cost
  includes the following components:
    Service cost                             $  432,000     $  409,000
    Interest cost                             1,420,000      1,438,000
    Amortization of transition obligation
      over 20 years                             898,000        898,000
                                             ----------     ----------
Net periodic postretirement benefit cost     $2,750,000     $2,745,000     $840,000
                                             ==========     ==========     ========

The weighted average annual assumed rate of increase in the per capita cost of covered benefits (i.e., health care cost trend rate) is 10 percent for fiscal 1996 and 10.5 percent for fiscal year 1995 and is assumed to decrease gradually to six percent for 2004 and remain at that level thereafter. The health care cost trend rate assumption has a significant effect on the amounts reported. For example, increasing the assumed health care cost trend rates by one percentage point in each year would increase the accumulated postretirement benefit obligation as of June 30, 1995 and 1994, by $2,199,000 and $2,131,000, respectively, and the aggregate of the service and interest cost components of net periodic postretirement benefit cost for the year ended June 30, 1995, by $239,000.

The weighted average discount rate used in determining the accumulated postretirement benefit obligation was 8% at June 30, 1995 and 1994.

Notes to
Financial Statements
Continued
Federal Screw Works


Note 7--Industry Information

Federal Screw Works is a domestic manufacturer of industrial component parts, consisting of locknuts, bolts, piston pins, studs, bushings, shafts and other machined, cold formed, hardened and/or ground metal parts, all of which constitute a single business segment.

The Company's products are manufactured at several plants and are fabricated from metal rod and bar, which are generally available at competitive prices from multiple sources. Production is in high-volume job lots to the specification of original equipment manufacturers and sold to them for incorporation into their assemblies. The majority of these sales are to manufacturers of automobiles and trucks, with the balance being mainly to manufacturers of nonautomotive durable goods.

Approximately 89% of the Company's net sales in fiscal 1995 (90% in both fiscal 1994 and fiscal 1993) were made either directly or indirectly to automotive companies. The Company generally does not require collateral from its customers.

Customers comprising 10% or greater of the Company's net sales are summarized as follows:

                                    1995     1994     1993
                                    ----     ----     ----
Ford Motor Company                   46%      45%      45%
General Motors Corporation           22       26       27
All Others                           32       29       28
                                    ---      ---      ---
                                    100%     100%     100%
                                    ---      ---      ---

Sales to customers outside the United States are not significant.

Notes to
Financial Statements
Continued
Federal Screw Works


Note 8--Restricted Stock Bonus Plan

The Company maintains a restricted stock bonus plan for certain key employees. Shares issued under the plan are subject to certain restrictions which lapse generally over a period of six to ten years from date of grant. The market value of shares issued, considered to be compensation, is being charged to operations over the periods during which the restrictions lapse and the unamortized compensation related to the outstanding restricted shares ($71,850 and $150,915 as of June 30, 1995 and 1994, respectively) has been deducted from additional capital.



Note 9--Litigation

The Company is involved in various legal actions arising in the normal course of business. Management, after taking into consideration legal counsel's evaluation of such actions, is of the opinion that their outcome will not have a significant effect on the Company's financial statements.

Report of
Ernst & Young
Independent Auditors


Board of Directors

Federal Screw Works


We have audited the accompanying balance sheets of Federal Screw Works as of June 30, 1995 and 1994, and the related statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended June 30, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Federal Screw Works at June 30, 1995 and 1994, and the results of its operations and its cash flows for each of the three years in the period ended June 30, 1995, in conformity with generally accepted accounting principles.

As discussed in Note 6 to the financial statements, the Company changed its method of accounting for postretirement benefits other than pensions in the year ended June 30, 1994.



Detroit, Michigan

August 9, 1995

Five Year Summary
Federal Screw Works

Five Years Ended June 30                             1995          1994          1993          1992          1991
- ------------------------                       ----------    ----------    ----------    ----------    ----------
Operations (in thousands)
Net sales                                      $   90,503    $   80,713    $   73,050    $   67,618    $   57,147
Earnings (loss) before federal income
  taxes and cumulative effect of
  accounting change                                 6,388         4,030         2,918         2,984          (475)
Federal income taxes (credit)                       2,147         1,308           912           964          (248)
Cumulative effect of accounting change                                                                        450
Net earnings                                        4,241         2,722         2,006         2,020           223
Depreciation and amortization                       3,135         2,709         2,435         2,380         2,352
Capital expenditures                                7,443         6,169         4,393         5,011         3,087
Cash dividends declared                               870           653           654           439           687
                                               ----------    ----------    ----------    ----------    ----------
Per share data
Earnings (loss) before cumulative effect of
  accounting change                            $     3.90    $     2.50    $     1.84    $     1.83    $     (.20)
Cumulative effect of accounting change                                                                        .40
Net earnings                                         3.90          2.50          1.84          1.83           .20
Cash dividends declared                               .80           .60           .60           .40           .60
Book value                                          28.49         25.25         23.76         22.44         20.83
Market price range (OTC)
  High                                             23-1/2        18-1/2        16-1/2        14-1/4            12
  Low                                              16-3/4        15-1/4        11-1/4         8-1/2             8
                                               ----------    ----------    ----------    ----------    ----------
Return data
Net earnings on net sales                             4.7%          3.4%          2.7%          3.0%          0.4%
Net earnings on stockholders' equity                 13.7%          9.9%          7.8%          8.3%          1.0%
                                               ----------    ----------    ----------    ----------    ----------
Financial position at June 30 (in thousands)
Working capital (net current assets)           $   11,526    $    9,141    $    9,923    $   10,247    $   11,020
Other assets                                        8,327         8,038         8,375         8,288         8,331
Property, plant and equipment (net)                28,613        24,367        21,156        19,609        17,023
                                               ----------    ----------    ----------    ----------    ----------
Total assets less current liabilities              48,466        41,546        39,454        38,144        36,374
Less:
  Long-term debt                                    8,700         6,020         6,385         6,880         6,170
  Unfunded pension obligation                       3,400         4,049         4,367         4,010         3,936
  Deferred taxes                                      341           604         1,257           999           934
  Employee benefits                                 1,324         1,418         1,415         1,554         1,594
  Postretirement benefits                           3,744         1,880
  Other liabilities                                                 111           158           240           328
                                               ----------    ----------    ----------    ----------    ----------
Stockholders' equity (net assets)              $   30,957    $   27,464    $   25,872    $   24,461    $   23,412
                                               ==========    ==========    ==========    ==========    ==========

Other

Number of employees                                   502           507           510           498           480
Approximate number of stockholders                    644           671           722           760           775
Average shares outstanding                      1,086,954     1,087,955     1,089,306     1,103,610     1,139,418
                                               ----------    ----------    ----------    ----------    ----------

Federal Screw Works
2400 Buhl Building
Detroit, Michigan 48226