Form 10-K, Exhibit 13
period 1996-06-30
FEDERAL SCREW WORKS
filed 1996-09-27
CIK 34908

Exhibit 13

Federal
Screw Works
1996
Annual Report                                                       [ LOGO ]

Board
of Directors

Thomas W. Butler, Jr.**+
President, Thomas
W. Butler and
Associates, Inc.,
Business Consultants

Hugh G. Harness*
Business Consultant,
Retired President and Chief
Operating Officer of the
Company

John J. Slavin**+
President of Professional
Corporation law firm since
1969. Since April 1992, of
Counsel to the Dykema Gossett
law firm which provides
legal services to the Company.

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

Jeffrey M. Harness
Vice President  -- Chelsea and
Brighton Divisions

Financial Highlights
Federal Screw Works

(Dollars in thousands, except per share data)

Years Ended June 30         1996      1995      1994
                            ----      ----      ----
Net sales                 $92,794   $90,503   $80,713
Earnings before federal
  income taxes              6,560     6,388     4,030
Federal income taxes        2,169     2,147     1,308
Net earnings                4,391     4,241     2,722
Depreciation and
  amortization              3,553     3,135     2,709
Capital expenditures        5,682     7,443     6,169
Working capital            13,613    12,538     9,141
Cash dividends declared     1,195       870       653
Stockholders' equity       33,901    30,957    27,464

Per Share Data

Net earnings              $  4.04   $  3.90   $  2.50
Cash dividends declared      1.10       .80       .60

Average number of shares outstanding:
1996 -- 1,086,662; 1995 -- 1,086,954; 1994 -- 1,087,955


Annual Meeting
October 24, 1996, 10 a.m.
Federal Screw Works
535 Griswold Street, Ste. 2400
Detroit, Michigan 48226

Transfer Agent
State Street Bank & Trust Company

Registrar
State Street Bank & Trust Company

Federal Screw Works
Corporate Offices:
535 Griswold Street, Ste. 2400
Detroit, Michigan 48226
Telephone: 313/963-2323

Division locations: Big Rapids,
Brighton, Chelsea, Romulus, Michigan

10-K Available:

Copies of the 1996 Form 10-K including the financial statements and schedules as filed with the Securities and Exchange Commission may be obtained without charge by the Stockholders from the Company upon written request to the Secretary. Exhibits will likewise be supplied upon payment of a reasonable fee.

Federal Screw Works shares are traded on the National Over-The-Counter Market. The Company's NASDAQ symbol is FSCR.

To Our
Shareholders:

The Company reports net earnings for the fiscal year ended June 30, 1996, of $4,391,000, or $4.04 per share, on sales of $92,794,000. For the year ended June 30, 1995, the Company reported net earnings of $4,241,000, or $3.90 per share, on sales of $90,503,000. Net earnings for the fourth quarter ended June 30, 1996, were $1,924,000, or $1.77 per share, on sales of $25,869,000. Net earnings for the fourth quarter ended June 30, 1995, were $1,716,000, or $1.58 per share, on sales of $24,017,000. The reported earnings for each year are after non-cash FAS 106 post-retirement health benefit charges of $994,000 and $1,231,000, respectively ($199,000 and $314,000, respectively, for the fourth quarter).

The Company was pleased to record another year of substantial achievement. Continued process improvement as well as the production of new, higher margin parts enabled us to counter a variety of adverse circumstances. In the first instance, demand from our two largest customers was softer than expected. In the second, these two customers still insist on price concessions. Finally, the Company experienced two labor strikes, one at its Chelsea Division, the other at one of its largest customers, for respective periods of approximately six and three weeks. We believe the Company's ability to effectively manage these difficulties demonstrates its fundamental competitiveness.

We look forward to the new fiscal year confidently even as we acknowledge what analysts view as the strong possibility of a labor strike in the automobile industry. The Company continues to invest heavily. In fiscal 1996, expenditures for capital equipment amounted to $5.7 million, compared to last year's $7.4 million. Nonautomotive business grew again in 1996. Overall, we expect business to be strong.

At its August 16th meeting, the Board of Directors declared a regular quarterly cash dividend of $.10 per share, and an extra cash dividend of $.80 per share, both payable October 1, 1996, to shareholders of record September 6, 1996.


/s/ Thomas ZurSchmiede
Thomas ZurSchmiede
President

/s/ W. T. ZurSchmiede, Jr.
W. T. ZurSchmiede, Jr.
Chairman

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


Operating Divisions

The Company's industrial component parts are manufactured in six plants located throughout lower Michigan. The Company presently employs approximately 505 hourly-rated and salaried personnel. A brief description of each division follows.

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

Steel rod annealing, pickling and drawing facilities are provided at the 38,000 square foot Romulus Steel Processing Division plant on a tract of land it shares with the Romulus Division. A significant amount of the output of this facility is converted to finished products by Federal Screw Works' bolt and nut making operations. Excess capacity is used to process steel rod belonging to other companies, mainly in the cold heading industry.

The Company
Continued


The Brighton Division occupies a 19,000 square foot leased facility in Brighton, Michigan. The lease expires in December, 1998. The Division manufactures perishable tooling, primarily for the cold heading industry. More than one-half of its output is consumed by the Company's Romulus and Big Rapids Divisions.

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

The Company's corporate offices are located in the Buhl Building in downtown Detroit, where the Company occupies 12,000 square feet of space under a five year lease expiring in 1999 (renewable for an additional 5 years).

The Company owns outright all of the above described buildings, land, and production facilities except as specifically noted to the contrary. The Company utilizes all of the floor space of these structures. Present facilities are adequate to meet the needs of each respective division.

Financial Review
Federal Screw Works


Quarterly Operating Results (Dollars in thousands, except per share data)

                              1st        2nd        3rd        4th      For the
                            Quarter    Quarter    Quarter    Quarter     Year
                            -------    -------    -------    -------    -------
1996
Net sales                   $20,904    $22,504    $23,517    $25,869    $92,794
Gross profit                  2,059      2,520      3,381      4,041     12,001
Net earnings                    502        802      1,163      1,924      4,391
Net earnings per share      $   .46    $   .74    $  1.07    $  1.77    $  4.04
Cash dividends per share        .80        .10        .10        .10       1.10

1995
Net sales                   $19,838    $21,734    $24,914    $24,017    $90,503
Gross profit                  1,977      2,541      3,386      3,959     11,863
Net earnings                    532        852      1,141      1,716      4,241
Net earnings per share      $   .49    $   .78    $  1.05    $  1.58    $  3.90
Cash dividends per share        .50        .10        .10        .10        .80

Net earnings for the fourth quarter of 1996 and 1995 were favorably affected by year end adjustments, principally inventory ($959,945 or $.88 per share and $841,284 or $.77 per share, respectively).

Stock Prices

These are the quarterly high and low bid quotations as reported by the National Association of Securities Dealers for the Company's common stock, which is traded over the counter (under the NASDAQ symbol FSCR).

                      1996                      1995
                -----------------         ----------------
                  High     Low              High      Low
                  ----     ---              ----      ---
1st Quarter     $26-1/4  $22-1/4          $20      $16-3/4
2nd Quarter      24-1/2   20-1/2           20-1/2   18-3/4
3rd Quarter      26-1/2   20-1/4           21       18-3/4
4th Quarter      28-3/4   23               23-1/2   17-1/8

Financial Review
Continued
Federal Screw Works



Selected Financial Data
Years Ended June 30 (Dollars in thousands, except per share data)

                                     1996         1995         1994         1993         1992
                                     ----         ----         ----         ----         ----

Net sales                        $   92,794   $   90,503   $   80,713   $   73,050   $   67,618
Cost of products sold                80,793       78,640       71,657       65,669       59,824
Interest expense                        848          559          470          494          510
Earnings before federal income
  taxes                               6,560        6,388        4,030        2,918        2,984
Federal income taxes                  2,169        2,147        1,308          912          964
Net earnings                          4,391        4,241        2,722        2,006        2,020
                                 ----------   ----------   ----------   ----------   ----------
Average number of shares of
  common stock outstanding        1,086,662    1,086,954    1,087,955    1,089,306    1,103,610
                                 ----------   ----------   ----------   ----------   ----------
Per share of common stock:
 Net earnings                    $     4.04   $     3.90   $     2.50   $     1.84   $     1.83
 Cash dividends                        1.10          .80          .60          .60          .40
                                 ----------   ----------   ----------   ----------   ----------
Total assets                     $   64,360   $   62,008   $   52,925   $   49,205   $   46,952
Long-term debt                        7,960        8,700        6,020        6,385        6,880
                                 ----------   ----------   ----------   ----------   ----------

Management's Discussion and Analysis of Financial Condition and Results of Operations


Results of Operations

Federal Screw Works reported net sales of $92.8 million in fiscal 1996, which represented a 2.5% increase from fiscal 1995 sales of $90.5 million. Net sales for fiscal 1995 increased 12.1% from fiscal 1994 sales of $80.7 million. Like 1995, the increase in fiscal 1996 sales resulted from new automotive parts programs and an increase in non-automotive business. The number of parts shipped decreased slightly in 1996 following an increase in 1995.

Gross profits increased 0.8% to $12 million in fiscal 1996, a $100,000 increase from fiscal 1995. Fiscal 1995 gross profits increased 31% to $11.9 million compared to the $9.1 million level realized in 1994. The 1996 increase resulted primarily from greater sales and increased manufacturing efficiency, offset in part by heavy price concessions which continued to be required by our customers. These concessions are a part of the competitive environment and will be with us for the foreseeable future. Also, the Company experienced two critical work stoppages which occurred in our third quarter against a large customer and at our Chelsea Division in the fourth quarter. Other factors negatively impacting our gross profits in 1996 included higher labor, aluminum, plating and packaging costs.

Our Shareholders are aware of the Company's dependence upon sales to the two largest U.S. automobile manufacturers, a condition that has existed for at least fifty years. The impact of new parts programs was particularly helpful in fiscal 1996. We have also increased our shipments to the refrigeration compressor and small engine markets to approximately ten percent of our total sales. These markets have been growing at a faster rate than our automotive business in recent years. Sales to customers outside North America are increasing, but still are not material.

Three major competitors were acquired by other fastener companies in 1996. We do not believe these acquisitions will result in a significant change in the Company's competitive position; although we believe that there will be continuing reductions in the number of U.S. owned competitors. Over the longer term we can expect increasing competition from the so-called "transplant" fastener suppliers who supply the Japanese owned automobile manufacturers with whom our Company presently enjoys little business. Although it seems clear that these suppliers desire to increase their business with U.S. owned automobile manufacturers, we do not believe that competition from these companies will impact the Company in the near term. In 1996 the Company did secure two significant business programs through Tier I suppliers to the Japanese owned automotive manufacturers. We will begin shipment on these programs in the new fiscal year.

Financial Review
Continued
Federal Screw Works


As a percentage of net sales, selling, general and administrative expenses decreased to 4.9% in fiscal 1996. In fiscal 1995 and fiscal 1994 these expenses were 5.4% and 5.6% of net sales, respectively.

Interest expense increased in fiscal 1996 by 52% from fiscal 1995 levels. Average borrowings under the Company's bank credit agreement were up, and average interest rates were higher. Interest expense in fiscal 1995 increased by 19.0% from fiscal 1994 levels because average interest rates and average bank borrowings were up.

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

The same PRPs have actively been engaged in negotiations with the EPA and the Michigan Department of Natural Resources in an effort to agree upon mutually acceptable remediation parameters for the Springfield Township site. While agreement has not yet been reached upon an overall remediation method, remediation is occurring on an interim basis. Remediation costs for which the Company may become liable are not expected to have a material effect on the Company's financial statements. With respect to the Cemetery site, the EPA has performed a site cleanup but has not asserted claims against any of the identified PRPs which suggests that the evidence of involvement by such parties is weak. The Company received a notice letter from a representative of the Barrels, Inc. site PRP Group located in Lansing, Michigan indicating that "empty" drums from the Company were shipped to the site. The waste allegedly shipped by the Company is 3520 gallons which is equal to approximately 0.02 percent of the total waste at the site. Since the total site costs for all parties are not expected to exceed $10 million, the Company's share of the costs

Financial Review
Continued
Federal Screw Works


are not expected to be material. No investigation has been undertaken to the Company's knowledge which would identify any costs to be incurred by the Company which might have a material effect on the Company's financial statements.


Dividends

Cash dividends declared in fiscal year 1996 were $1.10 per share, $.30 more than that declared in fiscal 1995 and $.50 more than that declared in fiscal 1994. The Board of Directors in August, 1996, declared a $.10 per share quarterly dividend, and an extra dividend of $.80 per share.


Liquidity and Capital Resources

On October 24, 1995, the Company converted its commitment letter into a new Revolving Credit and Term Loan Agreement with a three year duration, renewable annually for an additional year. Borrowings up to $25 million and capital expenditures of $10 million annually are permitted. The Company has the option to convert borrowings under the facility to a term note through October 31, 1998, the expiration date of the agreement. Payments under the term note, if the conversion option were exercised, would be made quarterly and could extend to October 31, 2000. Therefore borrowings under the Revolving Credit and Term Loan Agreement, which amounted to $6,960,000 at June 30, 1996 ($7,300,000 at June 30, 1995) are classified as long-term debt.

Working capital at June 30, 1996 amounted to $13,613,000 as compared to working capital of $12,538,000 at June 30, 1995.

The balance sheet at June 30, 1996 includes a long-term liability of $2,977,000 representing the unfunded accumulated benefit obligations of certain employee pension plans. The excess of this liability over the unrecognized prior service cost at the date of transition is included as a reduction of stockholders' equity. The funding policies of these plans, which are based on actuarial calculations, continue to comply with applicable laws and regulations.

As discussed in Note 6 to the financial statements, effective July 1, 1993, the Company adopted FASB No. 106. The Statement requires that the projected future cost of providing benefits, such as health care and life insurance, be recognized as an expense as employees render service instead of when the benefits are paid. The Statement provides two alternatives for recognizing the cumulative effect of the accounting change. The first alternative is to recognize the cumulative effect as a charge against income in the year of adoption or, alternatively, to recognize the cumulative effect on a prospective basis as a part of future annual benefit cost. The Company elected the prospective approach and is amortizing the present value of future benefits related to employees past service ($17,967,000 at July 1, 1993) over a period of 20 years. The implementation of this accounting pronouncement has no impact on the Company's cash flows.

Financial Review
Continued
Federal Screw Works


Cash flows from operating activities approximated $7.9 million in fiscal 1996. This compares to $4.4 million in 1995 and $7.0 million in 1994. One hundred percent of operating cash flow in fiscal 1996 was generated from earnings and depreciation.

Capital expenditures for fiscal 1996 were $5.7 million primarily related to the purchase and modernization of equipment in order to improve production efficiencies, maintain existing business and enable the Company to address new opportunities. Capital expenditures in fiscal years 1995 and 1994 were $7.4 million and $6.2 million, respectively. Expenditures for additional equipment during fiscal 1997 are presently expected to approximate $5.4 million, of which $0.7 million had been committed as of June 30, 1996. These future capital expenditures are expected to be financed from cash generated from operations and additional borrowing capacity under the bank credit agreement.

Net cash used in financing activities was $1.9 million in fiscal 1996, compared with $1.8 million provided by financing activities in fiscal 1995. In fiscal 1994 $1.0 million was used in financing activities. Fluctuations in these activities have been influenced principally by borrowings and repayments under the Company's Revolving Credit and Term Loan Agreement.


Impact of Inflation and Changing Prices

The Company passes increased costs on to customers, to the extent permitted by competition, by increasing sales prices whenever possible. In fiscal 1996, 1995 and 1994 the Company was generally unable to pass on cost increases incurred due to competitive pressures. Sales price increases in each of these years were insignificant.

Statements of Operations
Federal Screw Works

                                                    Year Ended June 30
                                        ------------------------------------------
                                             1996           1995           1994
                                             ----           ----           ----
Net sales                               $ 92,794,306   $ 90,502,562   $ 80,712,542

Costs and expenses:
  Cost of products sold                   80,792,936     78,639,970     71,657,160
  Selling, general and administrative      4,593,135      4,915,987      4,555,136
  Interest                                   847,736        559,092        470,199
                                        ------------   ------------   ------------
                                          86,233,807     84,115,049     76,682,495
                                        ------------   ------------   ------------
EARNINGS BEFORE FEDERAL INCOME TAXES       6,560,499      6,387,513      4,030,047
Federal income taxes--Note 4:
  Current                                  1,845,000      1,846,000      1,571,000
  Deferred (credit)                          324,000        301,000       (263,000)
                                        ------------   ------------   ------------
                                           2,169,000      2,147,000      1,308,000
                                        ------------   ------------   ------------
NET EARNINGS                            $  4,391,499   $  4,240,513   $  2,722,047
                                        ============   ============   ============
Average number of shares outstanding       1,086,662      1,086,954      1,087,955
                                        ============   ============   ============
Net earnings per share                  $       4.04   $       3.90   $       2.50
                                        ============   ============   ============

See accompanying notes.

Balance Sheets
Federal Screw Works
                                                            June 30
                                                    ------------------------
                                                        1996      1995
                                                        ----      ----
                                 Assets
Current Assets
 Cash                                               $   781,544  $   394,902
 Accounts receivable                                 10,881,702   10,237,968
 Inventories -- Note 1:
  Finished products                                   4,731,203    3,635,783
  In-process products                                 5,387,252    6,163,400
  Raw materials and supplies                          2,122,131    3,336,734
                                                    -----------  -----------
                                                     12,240,586   13,135,917
 Prepaid expenses and other current accounts            472,771      502,380
 Deferred income taxes -- Note 4                        752,000      797,000
                                                    -----------  -----------
TOTAL CURRENT ASSETS                                 25,128,603   25,068,167
Other Assets
 Intangible pension asset -- Note 5                   2,548,403    2,623,494
 Cash value of life insurance                         4,888,887    4,730,368
 Miscellaneous                                        1,129,429      972,898
                                                    -----------  -----------
                                                      8,566,719    8,326,760
Property, Plant and Equipment-- Notes 2 and 3
 Land                                                   337,934      337,934
 Buildings and improvements                           8,781,232    8,684,213
 Machinery and equipment                             64,300,532   59,551,880
                                                    -----------  -----------
                                                     73,419,698   68,574,027
 Less accumulated depreciation                       42,754,992   39,960,749
                                                    -----------  -----------
                                                     30,664,706   28,613,278
                                                    -----------  -----------
                                                    $64,360,028  $62,008,205
                                                    ===========  ===========

                                      14






                                                                     June 30
                                                           ---------------------------
                                                              1996            1995
                                                              ----            ----
                    Liabilities and Stockholders' Equity

Current Liabilities
 Accounts payable                                          $ 2,976,916     $ 4,607,066
 Payroll and employee benefits                               5,262,521       4,856,601
 Dividend payable                                              108,666         108,666
 Federal income taxes                                          414,739         349,455
 Taxes, other than income taxes                              1,317,832       1,283,709
 Accrued pension contributions                                 664,308         481,410
 Other accrued liabilities                                     371,114         443,072
 Current maturities of long-term debt                          400,000         400,000
                                                           -----------     -----------
TOTAL CURRENT LIABILITIES                                   11,516,096      12,529,979
Long-Term Liabilities
 Long-term debt -- Note 2                                    7,960,000       8,700,000
 Unfunded pension obligation -- Note 5                       2,977,374       3,399,530
 Deferred income taxes -- Note 4                             1,122,000       1,047,000
 Employee benefits                                           1,193,524       1,323,899
 Postretirement benefits -- Note 6                           5,250,496       3,744,665
 Other liabilities                                             439,754         306,000
                                                           -----------     -----------
                                                            18,943,148      18,521,094
Stockholders' Equity -- Notes 2 and 8
 Common stock, $1 par value, authorized 2,000,000 shares,
  1,086,662 shares outstanding                               1,086,662       1,086,662
 Additional capital                                          2,917,759       2,772,628
 Retained earnings                                          31,560,814      28,364,643
 Unfunded pension costs                                     (1,664,451)     (1,266,801)
                                                           -----------     -----------
                                                            33,900,784     (30,957,132)
                                                           -----------     -----------
                                                           $64,360,028     $62,008,205
                                                           ===========     ===========

See accompanying notes.


Statements of
Stockholders' Equity
Federal Screw Works

Years ended June 30, 1996, 1995 and 1994
- ----------------------------------------
                                                                                Unfunded
                                 Common        Additional       Retained        Pension
                                 Stock           Capital        Earnings          Costs           Total
                               -----------     -----------     -----------     -----------     -----------
BALANCES AT JULY 1, 1993       $ 1,088,739      $2,395,616     $22,945,826     $  (557,956)    $25,872,225

Net earnings for the year                                        2,722,047                       2,722,047
Purchase of 564 shares                (564)                         (8,652)                         (9,216)
Transactions under restricted
 stock bonus plans-- net              (563)        183,859                                         183,296
Unfunded pension costs,
 net of taxes                                                                     (651,181)       (651,181)
Cash dividends declared--
 $.60 per share                                                   (652,812)                       (652,812)
                                ----------      ----------     -----------     -----------     -----------
BALANCES AT JUNE 30, 1994        1,087,612       2,579,475      25,006,409      (1,209,137)     27,464,359
Net earnings for the year                                        4,240,513                       4,240,513
Purchase of 700 shares                (700)                        (12,600)                        (13,300)
Transactions under restricted
 stock bonus plans-- net              (250)        193,153                                         192,903
Unfunded pension costs,
 net of taxes                                                                      (57,664)        (57,664)
Cash dividends declared--
 $.80 per share                                                   (869,679)                       (869,679)
                                ----------      ----------     -----------     -----------     -----------
BALANCES AT JUNE 30, 1995        1,086,662       2,772,628      28,364,643      (1,266,801)     30,957,132
Net earnings for the year                                        4,391,499                       4,391,499
Transactions under restricted
 stock bonus plans-- net                           145,131                                         145,131
Unfunded pension costs,
 net of taxes                                                                     (397,650)       (397,650)
Cash dividends declared--
 $1.10 per share                                                (1,195,328)                     (1,195,328)
                                ----------      ----------     -----------     -----------     -----------
BALANCES AT JUNE 30, 1996       $1,086,662      $2,917,759     $31,560,814     $(1,664,451)    $33,900,784
                                ==========      ==========     ===========     ===========     ===========


(  ) Denotes deduction.
See accompanying notes.


Statements of
Cash Flows
Federal Screw Works

                                                                         Year Ended June 30
                                                              -------------------------------------------
                                                                  1996           1995            1994
                                                              -----------     -----------     -----------
OPERATING ACTIVITIES
 Net earnings                                                 $ 4,391,499     $ 4,240,513     $ 2,722,047
 Adjustments to reconcile net earnings to net cash
  provided by operating activities:
  Depreciation and amortization                                 3,553,461       3,134,940       2,709,245
  Increase in cash value of life insurance                       (158,519)       (108,338)       (129,788)
  Change in deferred income taxes                                 324,000         301,000        (263,000)
  Employee benefits                                             1,375,456       1,771,238       1,882,819
  Amortization of restricted stock                                 47,132          76,904         107,296
  Other                                                          (873,493)     (1,163,807)       (962,249)
  Changes in operating assets and liabilities:
   Accounts receivable                                           (643,734)       (918,340)        (26,672)
   Inventories and prepaid expenses                               924,940      (4,436,530)       (717,295)
   Accounts payable and accrued expenses                       (1,013,883)      1,456,849       1,628,423
                                                              -----------     -----------     -----------
NET CASH PROVIDED BY OPERATING ACTIVITIES                       7,926,859       4,354,429       6,950,826
INVESTING ACTIVITIES
 Purchases of property, plant and equipment                    (5,682,326)     (7,443,353)     (6,168,569)
 Proceeds from sale of property,
  plant and equipment                                              77,437         313,304         401,722
                                                              -----------     -----------     -----------
NET CASH USED IN INVESTING ACTIVITIES                          (5,604,889)     (7,130,049)     (5,766,847)
FINANCING ACTIVITIES
 Additional borrowings (principal repayments)
  under bank credit agreement                                    (340,000)      3,080,000          35,000
 Principal payments on lease-purchase obligation                 (400,000)       (400,000)       (400,000)
 Purchases of common stock                                                        (13,300)         (9,216)
 Dividends paid                                                (1,195,328)       (869,680)       (652,943)
                                                              -----------     -----------     -----------
NET CASH PROVIDED BY (USED IN)
  FINANCING ACTIVITIES                                         (1,935,328)      1,797,020      (1,027,159)
                                                              -----------     -----------     -----------
INCREASE (DECREASE) IN CASH                                       386,642        (978,600)        156,820
Cash at beginning of year                                         394,902       1,373,502       1,216,682
                                                              -----------     -----------     -----------
CASH AT END OF YEAR                                           $   781,544     $   394,902     $ 1,373,502
                                                              ===========     ===========     ===========

See accompanying notes.

Notes to
Financial Statements
Federal Screw Works



Note 1 -- Significant Accounting Policies

Inventories: Inventories are stated at the lower of cost or market. Cost determined by the last-in, first-out (LIFO) method was used for certain raw material inventories, $1,530,113 and $2,617,090 at June 30, 1996 and 1995,
respectively. The remaining inventories are costed using the first-in, first-out (FIFO) method. If inventories had been valued at current cost, amounts reported at June 30 would have been increased by $675,000 in 1996 and $763,000 in 1995.

Property, Plant and Equipment: Property, plant and equipment is stated at cost, which includes the cost of interest which is capitalized during construction of significant additions. Provisions for depreciation are based upon the estimated useful lives of the respective assets and are computed by the straight-line method for financial reporting purposes and by accelerated methods for income tax purposes.

Income Taxes: Income taxes have been provided using the liability method.

Use of Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Reclassifications: Reclassifications were made to the 1995 financial statements to conform with the current year's presentation.

Notes to
Financial Statements
Continued
Federal Screw Works


Note 2 -- Debt

Long-term debt at June 30 consists of the following:

                                                   1996             1995
                                                ----------      ----------
Revolving credit note payable to bank           $6,960,000      $7,300,000
Lease-purchase obligation (see Note 3),
  payable $200,000 semiannually, plus
  interest at 7-3/4%                             1,400,000       1,800,000
                                                ----------      ----------
                                                 8,360,000       9,100,000
Less current maturities                            400,000         400,000
                                                ----------      ----------
                                                $7,960,000      $8,700,000
                                                ==========      ==========

The Company has a $25,000,000 revolving credit and term loan agreement with a bank. The Company has the option to convert borrowings thereunder (classified as long-term debt) to a term note through October 31, 1998, the expiration date of the agreement. Payments under the term note, if the conversion option is exercised, would be made quarterly commencing three months following conversion until maturity of the term note on October 31, 2000. Interest (6.75% at June 30, 1996) on outstanding borrowings is determined based on the prime rate, or at the Company's option, an alternative variable market rate. The Company also pays a commitment fee of 3/8% on the unused portion of the revolving credit. The aggregate fair value of the Company's revolving credit note payable and lease-purchase obligation approximates their recorded amounts at June 30, 1996.

The Company is in compliance with covenants of the revolving credit and term loan agreement and the lease-purchase obligation including restrictions on payment of cash dividends. Retained earnings of $7,467,000 are free of restriction at June 30, 1996.

Interest paid by the Company during fiscal 1996, fiscal 1995 and fiscal 1994 aggregated $945,000, $735,000, and $591,000, respectively.

Notes To
Financial Statements
Continued
Federal Screw Works



Note 3 -- Leases and Other Commitments

The Company acquired one of its manufacturing facilities under a lease-purchase agreement with a municipality, and $1,400,000 of remaining outstanding Industrial Revenue Bond financing is guaranteed by the Company at June 30, 1996.

At June 30, 1996, the aggregate minimm rental commitments for the Industrial Revenue Bond lease-purchase obligation and various noncancelable operating leases with initial terms of one year or more are as follows:

                                                 Lease-
                                                Purchase         Operating
Year ending June 30                            Obligation          Leases
- -------------------                            ----------        ---------
1997                                           $  500,750      $  661,000
1998                                              469,750         368,000
1999                                              438,750         293,000
2000                                              207,750         222,000
2001                                                                6,000
                                               ----------      ----------
Total minimum lease payments                   $1,617,000      $1,550,000
                                                               ==========
Amounts representing interest                     217,000
                                               ----------
Present value of net minimum lease payments    $1,400,000
                                               ==========

Total rent expense (exclusive of the lease-purchase obligation) was $866,000 in fiscal 1996, $731,000 in fiscal 1995, and $786,000 in fiscal 1994.

Commitments to purchase machinery and equipment approximated $700,000 at June 30, 1996.

Notes To
Financial Statements
Continued
Federal Screw Works



Note 4 -- Federal Income Taxes

A reconciliation of the federal income tax provision to the amount computed by applying the applicable statutory federal income tax rate (34%) to earnings before federal income taxes follows:

                                         1996         1995          1994
                                      ---------    ---------     ----------
Computed amount                       $2,231,000   $2,172,000    $1,370,000
Life insurance policies                  (90,000)     (67,000)      (72,000)
Other                                     28,000       42,000        10,000
                                      ----------   ----------    ----------
Total federal income tax provision    $2,169,000   $2,147,000    $1,308,000
                                      ==========   ==========    ==========

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax liabilities and assets as of June 30, 1996 and 1995 are as follows:

                                                    1996            1995
                                                 ----------      ----------
Deferred tax liabilities:
 Accelerated tax depreciation                    $3,390,000      $2,964,000
                                                 ----------      ----------
  Total deferred tax liabilities                  3,390,000       2,964,000
                                                 ----------      ----------
Deferred tax assets:
 Employee benefits                                2,813,000       2,510,000
 Inventory                                          175,000         131,000
 Other                                               32,000          73,000
                                                 ----------      ----------
   Total deferred tax assets                      3,020,000       2,714,000
                                                 ----------      ----------
   Net deferred tax liabilities                  $  370,000      $  250,000
                                                 ==========      ==========

Income taxes paid by the Company during fiscal 1996, fiscal 1995, and fiscal 1994 totalled $1,685,000, $2,065,000, and $1,287,000, respectively.

Notes To
Financial Statements
Continued
Federal Screw Works

Note 5 -- Employee Benefits

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

A summary of the components of net pension expense for these plans is as follows:

                                     1996          1995           1994
                                     ----          ----           ----
Service cost                    $   408,000    $   465,000    $   463,000
Interest cost                     1,328,000      1,356,000      1,316,000
Actual return on plan assets     (2,415,000)      (793,000)      (549,000)
Net amortization and deferral     1,494,000        (14,000)      (234,000)
                                -----------    -----------    -----------
                                $   815,000    $ 1,014,000    $   996,000
                                ===========    ===========    ===========

In accounting for pension plans, the Company used a discount rate of 7.75% in 1996 and 8% in 1995 and 1994, a 5% rate of increase in compensation, and an 8% expected rate of return on assets. The following table sets forth the plans' funded status at the March 31, 1996 and 1995 measurement dates:

Notes To
Financial Statements
Continued
Federal Screw Works


                                           Plans for Which                 Plans for Which
                                            Assets Exceed                Accumulated Benefits
                                         Accumulated Benefits               Exceed Assets
                                         --------------------            --------------------
                                          1996            1995            1996            1995
                                          ----            ----            ----            ----
Actuarial present value of
 vested benefit obligations           $  4,642,000    $  5,300,000    $ 12,271,000    $ 11,071,000
                                      ============    ============    ============    ============
Acturial present value of
 accumulated benefit obligations      $  4,712,000    $  5,479,000    $ 12,612,000    $ 11,282,000
                                      ============    ============    ============    ============
Plan assets at fair value             $  8,010,000    $  8,195,000    $  8,844,000    $  7,024,000
Projected benefit obligations            5,808,000       6,477,000      12,612,000      11,282,000
                                      ------------    ------------    ------------    ------------
Excess (deficiency) of assets
 over projected benefit obligations      2,202,000       1,718,000      (3,768,000)     (4,258,000)
Unrecognized net (gain)/loss               (12,000)        358,000       2,521,000       2,302,000
Unrecognized prior service cost           (132,000)       (141,000)        758,000         538,000
Unrecognized net (asset)
 liability at transition                (1,021,000)     (1,047,000)      2,120,000       2,492,000
Additional liability
 recognized under the
 minimum liability provisions                                           (5,273,000)     (4,955,000)
                                      ------------    ------------    ------------    ------------
Net pension asset (liability)         $  1,037,000    $    888,000    $ (3,642,000)   $ (3,881,000)
                                      ============    ============    ============    ============

The change in the discount rate, coupled with changes in other actuarial assumptions and certain plan amendments, had the effect of increasing the projected benefit obligations for the under-funded plans by approximately $1,300,000.

In 1995, the Company established a retirement plan for directors who are not employees of the Company. The net periodic pension expense for the plan was $150,000 and $290,000 in 1996 and 1995, respectively. The actuarial present value of vested benefit obligations approximated $560,000 at June 30, 1996 and $518,000 at June 30, 1995. The plan is currently unfunded.

Notes To
Financial Statements
Continued
Federal Screw Works

Note 6 -- Other Postretirement Benefits

In addition to providing pension benefits, the Company provides certain health care and life insurance benefits for retired employees. Substantially all of the Company's employees may become eligible for those benefits if they reach normal retirement age while working for the Company. The benefits are provided through certain insurance companies.

The following table presents the plan's funded status reconciled with amounts recognized in the Company's financial statements:

                                                              June 30
                                                   -----------------------------
                                                        1996           1995
                                                        ----           ----
Accumulated postretirement benefit obligation:
 Retirees                                          $ (8,975,000)   $ (9,538,000)
 Fully eligible active plan participants             (2,821,000)     (2,488,000)
 Other active plan participants                      (5,232,000)     (5,796,000)
                                                   ------------    ------------
                                                    (17,028,000)    (17,822,000)
Unrecognized net gain                                (3,494,000)     (2,093,000)
Unrecognized transition obligation                   15,272,000      16,170,000
                                                   ------------    ------------
Accrued postretirement benefit cost                $ (5,250,000)   $ (3,745,000)
                                                   ============    ============

                                               1996           1995          1994
                                               ----           ----          ----
Net periodic postretirement benefit cost
 includes the following components:
  Service cost                             $   344,000    $   432,000   $   409,000
  Interest cost                              1,315,000      1,420,000     1,438,000
  Amortization of transition obligation
   over 20 years                               898,000        898,000       898,000
  Amortization of unrecognized gain           (123,000)
                                           -----------    -----------   -----------
Net periodic postretirement benefit cost   $ 2,434,000    $ 2,750,000   $ 2,745,000
                                           ===========    ===========   ===========

During 1996, the Company made adjustments to the healh care cost trend rate and the early retirement rates for employees to more accurately reflect actual experience. These adjustments resulted in a net reduction in the accumulated projected benefit obligation of approximately $1,388,000 and a net reduction in the net periodic postretirement benefit cost of $258,000.

The weighted average annual assumed rate of increase in the per capita cost of covered benefits (i.e., health care cost trend rate) is 9 percent for fiscal 1997 and 9.5 percent for fiscal year 1996 and is assumed to decrease gradually to 5.5 percent for 2004 and remain at that level thereafter. The health care cost trend rate assumption has a significant effect on the amounts reported. For example, increasing the assumed health care cost trend rates by one percentage point in each year would increase the accumulated postretirement benefit obligation as of June 30, 1996 and 1995, by $2,104,000 and $2,199,000, respectively, and the aggregate of the service and interest cost components of net periodic postretirement benefit cost for the year ended June 30, 1996, by $205,000.

The weighted average discount rate used in determining the accumulated postretirement benefit obligation was 8% at June 30, 1996 and 1995, respectively.

Notes To
Financial Statements
Continued
Federal Screw Works

Note 7 -- Industry Information

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

Approximately 88% of the Company's net sales in fiscal 1996 (89% and 90% in both fiscal 1995 and fiscal 1994, respectively) were made either directly or indirectly to automotive companies. The Company generally does not require collateral from its customers.

Customers comprising 10% or greater of the Company's net sales are summarized as follows:

                            1996    1995   1994
                            ----    ----   ----
Ford Motor Company            48%    46%    45%
General Motors Corporation    22%    22%    26%
All Others                    30%    32%    29%
                             ---    ---    ---
                             100%   100%   100%
                             ===    ===    ===

Sales to customers outside the United States are not significant.


Note 8 -- Restricted Stock Bonus Plan

The Company maintains a restricted stock bonus plan for certain key employees. Shares issued under the plan are subject to certain restrictions which lapse generally over a period of six to ten years from date of grant. The market value of shares issued, considered to be compensation, is being charged to operations over the periods during which the restrictions lapse and the unamortized compensation related to the outstanding restricted shares ($24,718 and $71,850 as of June 30, 1996 and 1995, respectively) has been deducted from additional capital.

Note 9 -- Litigation

The Company is involved in various legal actions arising in the normal course of business. Management, after taking into consideration legal counsel's evaluation of such actions, is of the opinion that their outcome will not have a significant effect on the Company's financial statements.

Report of
Ernst & Young
Independent Auditors


Board of Directors
Federal Screw Works


We have audited the accompanying balance sheets of Federal Screw Works as of June 30, 1996 and 1995, and the related statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended June 30, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Federal Screw Works at June 30, 1996 and 1995, and the results of its operations and cash flows for each of the three years in the period ended June 30, 1996, in conformity with generally accepted accounting principles.



                                                  /s/ Ernst & Young LLP

Detroit, Michigan
August 9, 1996

Five Year Summary
Federal Screw Works

Five Years Ended June 30                          1996          1995          1994          1993           1992
- ------------------------                          ----          ----          ----          ----           ----
Operations (in thousands)
Net sales                                      $   92,794    $   90,503    $   80,713    $   73,050    $   67,618
Earnings before federal income
 taxes                                              6,560         6,388         4,030         2,918         2,984
Federal income taxes                                2,169         2,147         1,308           912           964
Net earnings                                        4,391         4,241         2,722         2,006         2,020
Depreciation and amortization                       3,553         3,135         2,709         2,435         2,380
Capital expenditures                                5,682         7,443         6,169         4,393         5,011
Cash dividends declared                             1,195           870           653           654           439
                                               ----------    ----------    ----------    ----------    ----------
Per share data
Net earnings                                   $     4.04    $     3.90    $     2.50    $     1.84    $     1.83
Cash dividends declared                              1.10           .80           .60           .60           .40
Book value                                          31.20         28.49         25.25         23.76         22.44
Market price range (OTC)
 High                                              28-3/4        23-1/2        18-1/2        16-1/2        14-1/4
 Low                                               20-1/4        16-3/4        15-1/4        11-1/4         8-1/2
                                               ----------    ----------    ----------    ----------    ----------
Return data
Net earnings on net sales                             4.7%          4.7%          3.4%          2.7%          3.0%
Net earnings on stockholders' equity                 14.2%         15.4%         10.5%          8.2%          8.6%
                                               ----------    ----------    ----------    ----------    ----------
Financial position at June 30 (in thousands)
Working capital (net current assets)           $   13,613    $   12,538    $    9,141    $    9,923    $   10,247
Other assets                                        8,566         8,327         8,038         8,375         8,288
Property, plant and equipment (net)                30,665        28,613        24,367        21,156        19,609
                                               ----------    ----------    ----------    ----------    ----------
Total assets less current liabilities              52,844        49,478        41,546        39,454        38,144
Less:
 Long-term debt                                     7,960         8,700         6,020         6,385         6,880
 Unfunded pension obligation                        2,977         3,400         4,049         4,367         4,010
 Deferred taxes                                     1,122         1,047           604         1,257           999
 Employee benefits                                  1,194         1,324         1,418         1,415         1,554
 Postretirement benefits                            5,250         3,744         1,880
 Other liabilities                                    440           306           111           158           240
                                               ----------    ----------    ----------    ----------    ----------
Stockholders' equity (net assets)              $   33,901    $   30,957    $   27,464    $   25,872    $   24,461
                                               ==========    ==========    ==========    ==========    ==========
Other
Number of employees                                   505           502           507           510           498
Approximate number of stockholders                    611           644           671           722           760
Average shares outstanding                      1,086,662     1,086,954     1,087,955     1,089,306     1,103,610
                                               ----------    ----------    ----------    ----------    ----------

Federal Screw Works
535 Griswold Street, Ste. 2400
Detroit, Michigan 48226