Form 10-K405, Exhibit 13
period 1999-06-30
FEDERAL SCREW WORKS
filed 1999-09-29
CIK 34908

Federal
Screw Works                            [LOGO OMITTED]
1999
Annual Report







Board
of Directors

Thomas W. Butler, Jr.**+
President, Thomas
W. Butler and
Associates, Inc.,
Business Consultants

Hugh G. Harness*
Business Consultant,
Retired President and Chief
Operating Officer of the
Company

F. D. Tennent**+
Business Consultant;
Retired Senior Vice
President -- Finance,
Secretary & Treasurer
of the Company

Robert F. ZurSchmiede*
Vice President of the
Company -- Romulus Divisions
and Traverse City Division

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

Robert F. ZurSchmiede
Vice President -- Romulus
Divisions and Traverse City Division

Jeffrey M. Harness
Vice President  -- Chelsea and
Brighton Divisions


*Member of
Executive Committee

**Member of Audit
and Restricted
Stock Bonus Committees

+Member of Salary Compensation Committee





Financial Highlights
Federal Screw Works

(Dollars in thousands, except per share data)
Years Ended June 30          1999       1998          1997
- -------------------          ----       ----          ----
Net sales                  $118,610    $106,889    $102,683
Earnings before federal
  income taxes               12,364      11,779      10,768
Federal income taxes          4,158       3,952       3,593
Net earnings                  8,206       7,827       7,175
Depreciation and
  amortization                4,623       4,206       3,889
Capital expenditures          7,779       8,367       6,872
Working capital              16,657      11,981       9,436
Cash dividends declared       2,390       2,173       1,304
Stockholders' equity         52,128      46,780      40,080

Per Share Data
- --------------
Net earnings               $   7.56    $   7.20    $   6.60
Cash dividends declared        2.20        2.00        1.20

Average number of shares outstanding:
1999 -- 1,085,289;  1998 -- 1,086,475;  1997 -- 1,086,646


Annual Meeting
October 28, 1999, 10 a.m.
Federal Screw Works
535 Griswold Street, Ste. 2400
Detroit, Michigan 48226

Transfer Agent
State Street Bank & Trust Company

Registrar
State Street Bank & Trust Company

Federal Screw Works
Corporate Offices:
535 Griswold Street, Ste. 2400
Detroit, Michigan 48226
Telephone: 313/963-2323

Division locations: Big Rapids,
Brighton, Chelsea, Romulus,
Traverse City, Michigan

10-K Available: Copies of the 1999 Form 10-K including the financial statements and schedules as filed with the Securities and Exchange Commission may be obtained without charge by the Stockholders from the Company upon written request to the Secretary. Exhibits will likewise be supplied upon payment of a reasonable fee.

Federal Screw Works shares
are traded on the NASDAQ Small Cap Market. The Company's symbol is FSCR.

To Our
Shareholders:

The Company reports net earnings for the fiscal year ended June 30, 1999, of $8,206,000, or $7.56 per share, on sales of $118,610,000. For the year ended June 30, 1998, the Company reported net earnings of $7,827,000, or $7.20 per share, on sales of $106,889,000. Net earnings for the fourth quarter ended June 30, 1999, were $3,632,000, or $3.35 per share, on sales of $32,300,000.
Net earnings for the fourth quarter ended June 30, 1998, were $3,722,000, or $3.42 per share, on sales of $28,253,000.

The Company is pleased to report its sixth consecutive year of increased sales and earnings, both of which were records. Buoyed by strong demand from our automotive customers and improvement in refrigeration sales, we were also able to absorb the startup costs of our new Traverse City Division. Within a climate of concern regarding interest rates, as well as labor negotiations at our principal automotive customers, the Company's common stock price remains strong at $53 per share on August 16, 1999. Further, the Company was proud to declare its largest dividend ever, authorizing in addition to its regular annual dividend of $.40 per share an extra dividend of $1.90 a share on August 13, 1999, payable October 1st to shareholders of record September 3, 1999. We deeply appreciate the trust our shareholders have placed in us.

We are concerned by the persistence of rising health care costs as well as customer requests for price concessions. However, the Company continues to be awarded contracts for more complex, sophisticated parts. Capital spending for the year was second only to fiscal 1998. As we look forward to the new year, we also wish to express our admiration for the perseverance of our employees, whose dedication and commitment are so inspiring.

/s/ Thomas ZurSchmiede
- ----------------------
Thomas ZurSchmiede
President



/s/ W. T. ZurSchmiede, Jr.
- --------------------------
W. T. ZurSchmiede, Jr.
Chairman



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

Operating Divisions

The Company's industrial component parts are manufactured in seven plants located throughout Michigan. The Company presently employs approximately 523 hourly-rated and salaried personnel. A brief description of each division follows.

The Big Rapids Division in Big Rapids, Michigan, manufactures special high-strength bolts and other cold formed products using boltmakers and headers as primary equipment. Among the items manufactured to both inch and metric specifications are hex head bolts, connecting rod bolts, studs and flange bolts. The 200,000 square foot plant is situated on 25 acres of land, and contains heat treat facilities for hardening in-process parts. The annealing and pickling of the steel used at Big Rapids is generally performed at the Romulus Steel Processing Division.

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




The Company
Continued

The Brighton Division occupies a 19,000 square foot leased facility in Brighton, Michigan. The lease expires in December, 2001. The Division manufactures perishable tooling, primarily for the cold heading industry. More than one-half of its output is consumed by the Company's Romulus and Big Rapids Divisions.

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

In August, 1994, the Company leased a 16,000 square foot facility in Romulus to conduct engineering and manufacturing development activities. This facility, known as the Technical Center, gives the Company sufficient room to try out new primary and secondary equipment, tooling, and parts feeding and automation devices, as well as permitting the Company to rebuild recently purchased used equipment. This facility has been of major assistance in recent years.

In early February the Company began operations in a new 35,000 square foot plant in Traverse City, Michigan. The Traverse City Division manufactures special assemblies for our automotive customers.

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




Financial Review
Federal Screw Works

Quarterly Operating Results (Dollars in thousands, except per share data)

                                1st       2nd       3rd       4th    For the
                            Quarter   Quarter   Quarter   Quarter       Year
                            -------   -------   -------   -------       ----
1999
Net sales                   $25,468   $29,515   $31,327   $32,300   $118,610
Gross profit                  3,229     4,323     4,748     6,823     19,123
Net earnings                  1,033     1,637     1,904     3,632      8,206
Net earnings per share        $ .95    $ 1.51    $ 1.75    $ 3.35     $ 7.56
Cash dividends per share       1.90       .10       .10       .10       2.20

1998
Net sales                   $24,716   $25,384   $28,536   $28,253   $106,889
Gross profit                  3,122     3,454     4,585     6,677     17,838
Net earnings                    952     1,343     1,810     3,722      7,827
Net earnings per share        $ .88    $ 1.23    $ 1.67    $ 3.42     $ 7.20
Cash dividends per share       1.70       .10       .10       .10       2.00


Net earnings for the fourth quarter of 1999 and 1998 were favorably affected by year end adjustments, principally inventory ($1,164,179 or $1.07 per share and $1,084,732 or $1.00 per share, respectively).


Stock Prices

These are the quarterly high and low sales prices as reported by the National Association of Securities Dealers for the Company's common stock, which is traded on the NASDAQ Small Cap Market under the symbol FSCR.


                              1999                         1998
                    High       Low            High          Low
                    ----       ---            ----          ---
1st Quarter           $55      $46             $61          $45
2nd Quarter            50       44              62           46
3rd Quarter            58       46              59       53-1/2
4th Quarter        51-1/2       44              59       49-1/2




Financial Review
Continued
Federal Screw Works


Selected Financial Data
Years Ended June 30 (Dollars in thousands, except per share data)

                                     1999         1998         1997         1996         1995
                                     ----         ----         ----         ----         ----
Net sales                      $  118,610   $  106,889   $  102,683   $   92,794   $   90,503
Cost of products sold              99,487       89,051       85,596       80,793       78,640
Interest expense                      206          126          412          848          559
Earnings before federal
  income taxes                     12,364       11,779       10,768        6,560        6,388
Federal income taxes                4,158        3,952        3,593        2,169        2,147
Net earnings                        8,206        7,827        7,175        4,391        4,241

Average number of
  shares of common
  stock outstanding             1,085,289    1,086,475    1,086,646    1,086,662    1,086,954

Per share of common stock:
 Net earnings                  $     7.56   $     7.20   $     6.60   $     4.04   $     3.90
 Cash dividends                      2.20         2.00         1.20         1.10          .80

Total assets                   $   84,706   $   74,866   $   68,158   $   64,360   $   62,008
Long-term debt                      2,100          450          600        7,960        8,700



Management's Discussion
and Analysis of Financial
Condition and Results of
Operations

Results of Operations

Federal Screw Works reported net sales of $118.6 million in fiscal 1999, which represented a 10.9% increase from fiscal 1998 sales of $106.9 million. Net sales for fiscal 1998 increased 4.1% from fiscal 1997 sales of $102.7 million. Sales in both 1999 and 1998 benefited from new automotive parts programs and the Company's continued expansion in non-automotive related markets. The number of parts shipped increased in each of the last two fiscal years.

Gross profits increased 7.3% to $19.1 million in fiscal 1999, a $1.3 million increase from fiscal 1998. Fiscal 1998 gross profits increased 4.1% to $17.8 million compared to the $17.1 million level realized in 1997. The increases resulted primarily from greater sales, heavily offset by price concessions which continued to be required by our customers. These concessions are a part of the competitive environment and will be with us for the foreseeable future. Other negative factors affecting 1999 profits included increased premium freight and production difficulties caused equally by subsupplier overload and by a limited number of many new products.
Material, plating and packaging costs were again stable in 1999.

Our Shareholders are aware of the Company's dependence upon sales to the two largest U.S. automobile manufacturers, a condition that has existed for at least fifty years. The impact of new parts programs were again a major factor in fiscal 1999.

The Company rejoined the Daimler-Chrysler supply base after a four year absence. The short term effect will not be important, but the long term effect could be significant.

Refrigeration sales were up in fiscal 1999, as the refrigeration industry returned to its normal growth patterns in this fiscal year, probably accented by the very hot weather last summer. As a percentage of growth, refrigeration sales growth historically has been greater than automotive sales growth. Sales to customers outside North America are increasing, but still are not material.

As mentioned in our 1996 annual report, the Company began production shipments through a Tier I supplier to a transplant automobile manufacturer in 1997. These were joined by shipments through a Tier I supplier to a second transplant manufacturer in fiscal 1998. The Company believes that outsourcing by certain of its major customers will continue to be a positive factor, although new outsourcing programs were not important either in fiscal 1999 or 1998. Significant consolidations again occurred in the fastener industry in fiscal 1999, but the Company did not experience any additional competitive pressure from these consolidations or from transplant fastener suppliers.

The Company entered into a new three year collective bargaining agreement with the United Auto Workers covering the employees of its Chelsea Division. This agreement will expire May, 2002.

As a percentage of net sales, selling, general and administrative expenses were reduced to 5.5% in fiscal 1999. In fiscal 1998 and fiscal 1997 these expenses were 5.6% and 5.8% of net sales, respectively.

Interest expense increased in


Financial Review
Continued
Federal Screw Works


fiscal 1999 as a result of an increase in average borrowings under the Company's bank credit agreement.

The Company has been designated by the federal Environmental Protection Agency ("EPA") as a Potentially Responsible Party ("PRP") with respect to three related dump sites. The sites are related in that the PRPs engaged a single transporter who illegally disposed of toxic and hazardous waste materials there in the late 1960s. The sites are located in Oakland County, Michigan, and are referred to as the Springfield Township, the Rose Township and Cemetery Dump Sites. While the Company denies it has engaged in disposing of any materials at any of the sites, the Company together with eleven other PRPs has actively participated in negotiations directed toward settlement of the EPA's claims. The Rose Township Site was the first site selected by the EPA for remediation. The participating PRPs were successful in negotiating a Consent Decree which was approved by the United States District Court for the Eastern District of Michigan under which the Company has agreed to participate in the cost of the clean up. These costs have been paid by the Company and no additional costs are expected. The State of Michigan appealed the Consent Decree to the United States Court of Appeals for the Sixth Circuit which affirmed entry of the Decree.

The same PRPs have actively been engaged in negotiations with the EPA and the Michigan Department of Environmental Quality ("MDEQ") in an effort to agree upon mutually acceptable remediation parameters for the Springfield Township site. An agreement has now been reached with EPA and the MDEQ and a Consent Decree embodying the settlement terms has been entered with the U.S. District Court for the Eastern District of Michigan. Remediation costs for which the Company is liable are not expected to have a material effect on the Company's financial statements. With respect to the Cemetery site, the EPA has performed a site cleanup but has not asserted claims against any of the identified PRPs which suggests that the evidence of involvement by such parties is weak. The Company received a notice letter from a representative of the Barrels, Inc. site PRP Group located in Lansing, Michigan indicating that "empty" drums from the Company were shipped to the site. The waste allegedly shipped by the Company is 3520 gallons which is equal to approximately 0.02 percent of the total waste at the site. Since the total site costs for all parties are not expected to exceed $10 million, the Company's share of the costs are not expected to be material. No investigation has been undertaken to the Company's knowledge which would identify any costs to be incurred by the Company which might have a material effect on the Company's financial statements.

The Company completed a comprehensive review of its operations related to the "Year 2000" issue during fiscal 1998. This review included an assessment of the Company's mainframe computer system, operating and application systems, microcomputer and office systems, facilities, and production equipment. This review also included correspondence with major vendors and customers. Management believes it has identified those systems that could be affected by the "Year 2000" issue. The Company has implemented a plan to resolve these issues.

During the fiscal year ended June 30, 1998, the company installed a new mainframe computer system and operating system that are "Year 2000" compliant. Implementation and testing of mainframe applications were completed in fiscal 1999. The Company believes that, with modification of its existing computer systems and updates by vendors in the ordinary course of business, the "Year 2000" issue will not pose significant operational problems for the Company's computer systems. However, if such modifications are not made, or are not completed timely, the "Year 2000" issue could have a material impact on the operations of the Company.

The Company has developed contingency plans for its significant operations and is continuously monitoring the progress toward the established "Year 2000" plan. These plans include preliminary discussions with the Company's primary software vendors to replace critical applications that may become inoperable as a result of the "Year 2000" issue. The company may increase inventory levels to insure that supplies are not interrupted.

The total "Year 2000" project cost is estimated at approximately $400,000, which includes estimated costs to be incurred to acquire upgraded software that has been capitalized. These costs have been paid for with cash from operations.

Dividends

Cash dividends declared in fiscal year 1999 were $2.20 per share, $0.20 more than that declared in fiscal 1998 and $1.00 more than that declared in fiscal 1997. The Board of Directors in August, 1999, declared a $.10 per share quarterly dividend, and an extra dividend of $1.90 per share.

Liquidity and Capital Resources

On October 20, 1998, the Company extended its Revolving Credit and Term Loan Agreement by one year. The expiration date is October 31, 2001, and is renewable annually for an additional year. Borrowings up to $25 million and capital expenditures of $10 million annually are permitted. The Company has the option to convert borrowings under the facility to a term note through October 31, 2001. Payments under the term note, if the conversion option were exercised, would be made quarterly and could extend to October 31, 2003. Therefore, borrowings under the Revolving Credit and Term Loan Agreement, which were $2,100,000 at June 30, 1999, and $250,000 at June 30, 1998, are
classified as long-term debt.

Working capital at June 30, 1999 amounted to $16,657,000 as compared to working capital of $11,981,000 at June 30, 1998. The increase resulted primarily from an increase in accounts receivable and inventories. The increase in accounts receivable relates primarily to strong sales in the fourth quarter of 1999 and the timing of customer payments near year end.

The balance sheet at June 30, 1999 includes a long-term liability of $1,321,000, representing the unfunded


Financial Review
Continued
Federal Screw Works


accumulated benefit obligations of certain employee pension plans. The excess of this liability over the unrecognized prior service cost at the date of transition is included as a reduction of stockholders' equity. The funding policies of these plans, which are based on actuarial calculations, continue to comply with applicable laws and regulations.

As discussed in Note 5 to the financial statements, effective July 1, 1993, the Company adopted FASB Statement No. 106. As permitted by the Statement, the Company is amortizing the present value of future health care and life insurance benefits related to employees past service ($17,967,000 at July 1, 1993) over a period of 20 years. The implementation of this accounting pronouncement has no impact on the Company's cash flows.

Cash flows from operating activities approximated $8.5 million in fiscal 1999. This compares to $10.5 million in 1998 and $15.9 million in 1997.

Capital expenditures for fiscal 1999 were $7.8 million, primarily related to the purchase of equipment and expansion of facilities in order to improve production efficiencies and enable the Company to meet increased future demand for its products. Capital expenditures in fiscal years 1998 and 1997 were $8.4 million and $6.9 million, respectively. Expenditures for additional equipment during fiscal 1999 are presently expected to approximate $7.1 million, of which $1.4 million had been committed as of June 30, 1999. These future capital expenditures are expected to be financed from cash generated from operations and additional borrowing capacity under the bank credit agreement.

Net cash used in financing activities was $1.4 million in fiscal 1999. This compares to $2.3 million used in fiscal 1998 and $8.7 million used in 1997. Fluctuations in these activities have been influenced principally by borrowings and repayments under the Company's Revolving Credit and Term Loan Agreement.

Impact of Inflation and Changing Prices

The Company passes increased costs on to customers, to the extent permitted by competition, by increasing sales prices whenever possible. In fiscal 1999, 1998 and 1997 the Company was generally unable to pass on cost increases incurred due to competitive pressures. Sales price increases in each of these years were insignificant.

Statements of Operations
Federal Screw Works

                                                                    Year Ended June 30
                                                      1999                  1998               1997
                                                      ----                  ----               ----
Net sales                                         $118,610,185          $106,888,711       $102,682,635

Costs and expenses:
  Cost of products sold                             99,486,786            89,051,350         85,595,893
  Selling, general and administrative                6,554,281             5,932,572          5,907,223
  Interest                                             205,534               126,091            411,906
                                                  ------------          ------------       ------------
                                                   106,246,601            95,110,013         91,915,022
                                                  ------------          ------------       ------------
EARNINGS BEFORE FEDERAL
 INCOME TAXES                                       12,363,584            11,778,698         10,767,613
Federal income taxes--Note 4:
  Current                                            4,361,000             3,822,000          3,393,000
  Deferred (credit)                                  (203,000)               130,000            200,000
                                                  ------------          ------------       ------------
                                                     4,158,000             3,952,000          3,593,000
                                                  ------------          ------------       ------------
NET EARNINGS                                      $  8,205,584          $  7,826,698       $  7,174,613
                                                  ============          ============       ============
Average number of shares outstanding                 1,085,289             1,086,475          1,086,646
                                                  ============          ============       ============
Net earnings per share                            $       7.56          $       7.20       $       6.60
                                                  ============          ============       ============

See accompanying notes.


Balance Sheets
Federal Screw Works

                                                                     June 30
                                                           1999                  1998
                                                           ----                  ----
                             Assets
Current Assets
 Cash                                                  $   279,306           $   974,879
 Accounts receivable                                    15,727,338            11,815,786
 Inventories -- Note 1:
  Finished products                                      4,814,688             4,642,260
  In-process products                                    7,210,378             6,065,010
  Raw materials and supplies                             2,850,877             2,377,014
                                                       -----------           -----------
 Total inventories                                      14,875,943            13,084,284
 Prepaid expenses and other current accounts               297,266               737,369
 Deferred income taxes-- Note 4                            958,000               946,000
                                                       -----------           -----------
TOTAL CURRENT ASSETS                                    32,137,853            27,558,318
Other Assets
 Intangible pension asset-- Note 5                       1,721,522               960,718
 Cash value of life insurance                            5,311,656             5,189,700
 Prepaid pension costs                                   3,622,538             3,051,506
 Miscellaneous                                             991,765               323,753
                                                       -----------           -----------
                                                        11,647,481             9,525,677
Property, Plant and Equipment -- Notes 2 and 3
 Land                                                      511,579               334,850
 Buildings and improvements                             12,771,671            11,105,493
 Machinery and equipment                                81,243,695            75,715,606
                                                       -----------           -----------
                                                        94,526,945            87,155,949
 Less accumulated depreciation                         (53,606,656)          (49,373,466)
                                                        40,920,289            37,782,483
                                                       -----------           -----------
                                                       $84,705,623           $74,866,478
                                                       ===========           ===========

                                                                     June 30
                                                           1999                  1998
                                                           ----                  ----
          Liabilities and Stockholders' Equity
Current Liabilities
 Accounts payable                                      $ 4,143,363           $ 4,812,392
 Payroll and employee benefits                           8,611,738             7,558,926
 Dividend payable                                          108,191               108,641
 Federal income taxes                                      585,052             1,170,774
 Taxes, other than income taxes                          1,802,095             1,396,314
 Accrued pension contributions                                  --                64,777
 Other accrued liabilities                                  30,795                65,869
 Current maturities of long-term debt                      200,000               400,000
                                                       -----------           -----------
TOTAL CURRENT LIABILITIES                               15,481,234            15,577,693

Long-Term Liabilities
 Long-term debt-- Note 2                                 2,100,000               450,000
 Unfunded pension obligation-- Note 5                    1,321,112                    --
 Deferred income taxes-- Note 4                          2,006,000             2,197,000
 Employee benefits                                       1,080,828             1,016,560
 Postretirement benefits-- Note 5                        9,864,806             8,210,550
 Other liabilities                                         723,597               634,509
                                                       -----------           -----------
                                                        17,096,343            12,508,619
Stockholders' Equity -- Notes 2 and 7
 Common stock, $1 par value, authorized
  2,000,000 shares,
  1,076,162 shares outstanding in 1999
  (1,086,412 in 1998)                                    1,076,162             1,086,412
 Additional capital                                      3,269,476             3,210,476
 Retained earnings                                      48,411,426            43,073,942
 Accumulated other comprehensive income                   (629,018)             (590,664)
                                                       -----------           -----------
                                                        52,128,046            46,780,166
                                                       -----------           -----------
                                                       $84,705,623           $74,866,478
                                                       ===========           ===========

See accompanying notes.

Statements of
Stockholders' Equity
Federal Screw Works


Years ended June 30, 1999, 1998 and 1997
                                                                               Accumulated
                                                                                   Other
                                    Common      Additional        Retained     Comprehensive
                                     Stock        Capital         Earnings         Income          Total
                                    ------      ----------        --------     -------------       -----
BALANCES AT JULY 1, 1996          $1,086,662     $2,917,759      $31,560,814    $(1,664,451)    $33,900,784
Net earnings for the year                                          7,174,613                      7,174,613
Reduction of unrecognized
 pension costs, net of taxes                                                        166,143         166,143
                                                                                                -----------
Total comprehensive income                                                                        7,340,756
Purchase of 150 shares                  (150)                         (5,850)                        (6,000)
Transactions under restricted
 stock bonus plans-- net                            148,717                                         148,717
Cash dividends declared--
 $1.20 per share                                                  (1,303,979)                    (1,303,979)
                                  ----------     ----------      -----------    -----------     -----------

BALANCES AT JUNE 30, 1997          1,086,512      3,066,476       37,425,598     (1,498,308)     40,080,278
Net earnings for the year                                          7,826,698                      7,826,698
Reduction of unrecognized
 pension costs, net of taxes                                                        907,644         907,644
                                                                                                -----------
Total comprehensive income                                                                        8,734,342
Purchase of 100 shares                  (100)                         (5,350)                        (5,450)
Transactions under restricted
 stock bonus plans-- net                            144,000                                         144,000
Cash dividends declared--
 $2.00 per share                                                  (2,173,004)                    (2,173,004)
                                  ----------     ----------      -----------    -----------     -----------

 BALANCES AT JUNE 30, 1998         1,086,412      3,210,476       43,073,942       (590,664)     46,780,166
Net earnings for the year                                          8,205,584                      8,205,584
Increase in unrecognized
 pension costs, net of taxes                                                        (38,354)        (38,354)
                                                                                                -----------
Total comprehensive income                                                                        8,167,230
Purchase of 10,250 shares            (10,250)                       (478,444)                      (488,694)
Transactions under restricted
 stock bonus plans-- net                             59,000                                          59,000
Cash dividends declared--
 $2.20 per share                                                  (2,389,656)                    (2,389,656)
                                  ----------     ----------      -----------    -----------     -----------
BALANCES AT JUNE 30, 1999         $1,076,162     $3,269,476      $48,411,426    $  (629,018)    $52,128,046
                                  ==========     ==========      ===========    ===========     ===========

(  ) Denotes deduction.
See accompanying notes.

Statements of
Cash Flows
Federal Screw Works

                                                                         Year Ended June 30
                                                            1999                1998              1997
                                                            ----                ----              ----
OPERATING ACTIVITIES
 Net earnings                                           $  8,205,584       $  7,826,698       $  7,174,613
 Adjustments to reconcile net earnings to net cash
  provided by operating activities:
  Depreciation and amortization                            4,622,864          4,206,219          3,889,199
  Increase in cash value of life insurance                  (121,956)          (124,773)          (176,040)
  Change in deferred income taxes                           (203,000)           130,000            200,000
  Employee benefits                                        1,718,524          1,376,040          1,407,050
  Amortization of restricted stock                                                                  24,717
  Other                                                     (569,002)          (231,542)        (1,316,435)
  Changes in operating assets and liabilities:
   Accounts receivable                                    (3,911,552)            77,088         (1,011,172)
   Inventories and prepaid expenses                       (1,351,556)        (2,305,571)         1,197,275
   Accounts payable and accrued expenses                     103,541           (479,726)         4,541,338
                                                        ------------       ------------       ------------
NET CASH PROVIDED BY OPERATING
ACTIVITIES                                                 8,493,447         10,474,433         15,930,545

INVESTING ACTIVITIES
 Purchases of property, plant and equipment               (7,779,183)        (8,366,821)        (6,871,700)
 Proceeds from sale of property,
  plant and equipment                                         18,513             20,144              5,182
                                                        ------------       ------------       ------------
NET CASH USED IN INVESTING ACTIVITIES                     (7,760,670)        (8,346,677)        (6,866,518)

FINANCING ACTIVITIES
 Additional borrowings (principal repayments)
  under bank credit agreement                              1,850,000            250,000         (6,960,000)
 Principal payments on lease-purchase obligation            (400,000)          (400,000)          (400,000)
 Purchases of common stock                                  (488,694)            (5,450)            (6,000)
 Dividends paid                                           (2,389,656)        (2,173,004)        (1,303,994)
                                                        ------------       ------------       ------------
NET CASH USED IN FINANCING ACTIVITIES                     (1,428,350)        (2,328,454)        (8,669,994)
                                                        ------------       ------------       ------------
INCREASE (DECREASE) IN CASH                                 (695,573)          (200,698)           394,033
Cash at beginning of year                                    974,879          1,175,577            781,544
                                                        ------------       ------------       ------------
CASH AT END OF YEAR                                     $    279,306       $    974,879       $  1,175,577
                                                        ============       ============       ============

See accompanying notes.


Notes to
Financial Statements
Federal Screw Works

Note 1 -- Significant Accounting Policies

Inventories: Inventories are stated at the lower of cost or market. Cost, determined by the last-in, first-out (LIFO) method, was used for certain raw material inventories, $2,216,000 and $1,882,000 at June 30, 1999 and 1998,
respectively. The remaining inventories are costed using the first-in, first-out (FIFO) method. If inventories had been valued at current cost, amounts reported at June 30 would have been increased by $582,000 and $633,000 in 1999 and 1998, respectively.

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

Fair Value of Financial Instruments: At June 30, 1999, the carrying amounts reported in the balance sheets for cash, accounts receivable, accounts payable, debt and investments approximate fair value.


Note 2 -- Debt

Long-term debt at June 30 consists of the following:

                                                1999            1998
                                                ----            ----
Revolving credit note payable to bank        $2,100,000      $  250,000
Lease-purchase obligation (see Note 3),
  payable $200,000 semiannually, plus
  interest at 7-3/4%                            200,000         600,000
                                             ----------      ----------
                                              2,300,000         850,000
Less current maturities                         200,000         400,000
                                             ----------      ----------
                                             $2,100,000      $  450,000
                                             ==========      ==========


The Company has a $25,000,000 revolving credit and term loan agreement with a bank. The Company has the option to convert borrowings thereunder (classified as long-term debt) to a term note through October 31, 2001, the expiration date of the agreement. Payments under the term note, if the conversion option is exercised, would be made quarterly commencing three months following conversion until maturity of the term note on October 31, 2003. Interest (7.0% at June 30, 1999) on outstanding borrowings is determined based on the prime rate, or at the Company's option, an alternative variable market rate. The Company also pays a commitment fee of 3/8% on the unused portion of the revolving credit. The aggregate fair value of the Company's revolving credit note payable and lease-purchase obligation approximates their recorded amounts at June 30, 1999.

The Company is in compliance with covenants of the revolving credit and term loan agreement and the lease-purchase obligation including restrictions on payment of cash dividends. Retained earnings of $14,701,000 are free of restriction at June 30, 1999.

Interest paid by the Company during fiscal 1999, fiscal 1998 and fiscal 1997 aggregated $320,000, $323,000, and $503,000, respectively.

Notes To
Financial Statements
Continued
Federal Screw Works

Note 3 -- Leases and Other Commitments

The Company acquired one of its manufacturing facilities under a lease-purchase agreement with a municipality, and $200,000 of remaining outstanding Industrial Revenue Bond financing is guaranteed by the Company at June 30, 1999.

At June 30, 1999, the aggregate minimum rental commitments for the Industrial Revenue Bond lease-purchase obligation and various noncancelable operating leases with initial terms of one year or more are as follows:

                                                 Lease-
                                                Purchase      Operating
Year ending June 30                            Obligation       Leases
- -------------------                            ----------     ---------
2000                                           $  207,750     $  751,000
2001                                                             415,000
2002                                                             251,000
2003                                                              85,000
2004                                                              26,000
                                               ----------     ----------
Total minimum lease payments                   $  207,750     $1,528,000
                                                              ==========
Amounts representing interest                       7,750
                                               ----------
Present value of net minimum lease payments    $  200,000
                                               ==========

Total rent expense (exclusive of the lease-purchase obligation) was $1,158,000 in fiscal 1999, $1,035,000 in fiscal 1998, and $911,000 in fiscal
1997.

Costs to complete the expansion of plant facilities and the purchase of machinery and equipment approximated $1,371,000 at June 30, 1999.


Note 4 -- Federal Income Taxes

A reconciliation of the federal income tax provision to the amount computed by applying the applicable statutory federal income tax rate (35%) to earnings before federal income taxes follows:



                                         1999          1998          1997
                                         ----          ----          ----
Computed amount                      $ 4,327,000   $ 4,123,000   $ 3,769,000
Life insurance policies                  (79,000)      (97,000)      (94,000)
Other                                    (90,000)      (74,000)      (82,000)
                                     -----------   -----------   -----------
Total federal income tax provision   $ 4,158,000   $ 3,952,000   $ 3,593,000
                                     ===========   ===========   ===========

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax liabilities and assets as of June 30, 1999 and 1998 are as follows:



                                       1999         1998
                                       ----         ----
Deferred tax liabilities:
 Accelerated tax depreciation      $4,667,000   $4,231,000
                                   ----------   ----------
  Total deferred tax liabilities    4,667,000    4,231,000
                                   ----------   ----------
Deferred tax assets:
 Employee benefits                  3,487,000    2,776,000
 Inventory                             93,000      152,000
 Other                                 39,000       52,000
                                   ----------   ----------
   Total deferred tax assets        3,619,000    2,980,000
                                   ----------   ----------
   Net deferred tax liabilities    $1,048,000   $1,251,000
                                   ==========   ==========

Income taxes paid by the Company during fiscal 1999, fiscal 1998, and fiscal 1997 totalled $4,881,000, $3,358,000, and $2,835,000, respectively.


Notes To
Financial Statements
Continued
Federal Screw Works

Note 5 -- Employee Benefits

The Company sponsors three defined benefit pension plans covering substantially all employees. Benefits under two of the plans are based on negotiated rates times years of service. Under the remaining plan, benefits are based on compensation during the years immediately preceding retirement and years of service. It is the Company's policy to make contributions to these plans sufficient to meet minimum funding requirements of the applicable laws and regulations, plus such additional amounts, if any, as the Company's actuarial consultants advise to be appropriate.

In addition, to providing pension benefits, the Company provides certain health care and life insurance benefits for retired employees. Substantially all of the Company's employees may become eligible for those benefits if they reach normal retirement age while working for the Company. The benefits are provided through certain insurance companies.

The following tables set forth the plans' funded status at the March 31, 1999 and 1998 measurement dates: Changes in benefit obligation are:

                                                  Pension                       Postretirement
                                                  Benefits                         Benefits
                                          1999             1998             1999             1998
                                          ----             ----             ----             ----
Benefit obligation
 at beginning of year                $ 21,439,000     $ 19,490,000     $  8,211,000     $  6,747,000
Service cost                              878,000          523,000          467,000          373,000
Interest cost                           1,786,000        1,460,000        1,444,000        1,367,000
Plan Amendments                         3,323,000             --               --               --
Amortization of transition
 (Asset) / obligation                        --               --            898,000          898,000
Actuarial (gain) / loss                   761,000        1,150,000             --           (100,000)
Benefits paid                          (1,417,000)      (1,184,000)      (1,155,000)      (1,074,000)
                                     ------------     ------------     ------------     ------------
Benefit obligation at end of year    $ 26,770,000     $ 21,439,000     $  9,865,000     $  8,211,000
                                     ============     ============     ============     ============


Components of net periodic benefit cost are:

                                       Pension                                 Postretirement
                                       Benefits                                   Benefits
                       1999             1998            1997           1999          1998             1997
                       ----             ----            ----           ----          ----             ----
Service cost       $   878,000     $   523,000     $   478,000     $   467,000    $   373,000     $   330,000
Interest cost        1,786,000       1,460,000       1,375,000       1,444,000      1,367,000       1,362,000
Expected return
 on assets          (1,966,000)     (1,600,000)     (1,386,000)           --             --              --
Amortization of
 transition
 obligation            166,000         167,000         166,000         898,000        898,000         898,000
Amortization of
 prior service
 cost                  321,000          83,000          72,000            --             --              --
Amortization of
 unrecognized
 net (gain) /
 loss                   26,000          70,000          91,000            --         (100,000)       (119,000)
                   -----------     -----------     -----------     -----------    -----------     -----------
Net periodic
 benefit cost      $ 1,211,000     $   703,000     $   796,000     $ 2,809,000    $ 2,538,000     $ 2,471,000
                   ===========     ===========     ===========     ===========    ===========     ===========

Changes in plan assets are:
                                                   Pension                 Postretirement
                                                   Benefits                   Benefits
                                           1999             1998           1999        1998
                                           ----             ----           ----        ----
Fair value of assets
 at beginning of year                  $ 24,674,000     $ 19,334,000     $  --       $  --
Actual return on assets                    (216,000)       4,586,000        --          --
Employer contribution                       679,000        1,938,000        --          --
Benefits paid                            (1,417,000)      (1,184,000)       --          --
                                       ------------     ------------     -----       -----
Fair value of assets at end of year    $ 23,720,000     $ 24,674,000     $  --       $  --
                                       ============     ============     =====       =====


Notes To
Financial Statements
Continued
Federal Screw Works

Funded status of the plans are:
                                                   Pension                    Postretirement
                                                   Benefits                      Benefits
                                           1999              1998            1999            1998
                                           ----              ----            ----            ----
Funded status at end of
  year (underfunded)                   $ (3,049,000)    $  3,235,000    $(21,743,000)    $(20,494,000)
Unrecognized transition obligation          266,000          432,000      12,577,000       13,475,000
Unrecognized prior service cost           3,873,000          871,000            --               --
Unrecognized net (gain) / loss            2,945,000           29,000        (699,000)      (1,192,000)
Employer  contributions                     941,000          276,000            --               --
                                       ------------     ------------    ------------     ------------
Prepaid/(accrued) benefit cost         $  4,976,000     $  4,843,000    $ (9,865,000)    $ (8,211,000)
                                       ============     ============    ============     ============

Amounts recognized in the statement
  of financial position of:
Prepaid benefit cost                   $  3,622,000     $  3,052,000            --               --
Accrued benefit liability                (1,321,000)            --      $ (9,865,000)    $ (8,211,000)
Intangible asset                          1,722,000          961,000            --               --
Accumulated other comprehensive
 income (pre-tax)                           953,000          830,000            --               --
                                       ------------     ------------    ------------     ------------
Net amount recognized                  $  4,976,000     $  4,843,000    $ (9,865,000)    $ (8,211,000)
                                       ============     ============    ============     ============

The projected benefit obligation, accumulated benefit obligation, and fair value of plan assets for the pension plans with accumulated benefit obligations in excess of plan assets were $11,856,000, $10,045,000, $8,382,000, respectively, as of June 30, 1999 and $5,294,000, $5,294,000 and
$5,102,000, respectively, as of June 30, 1998.

In accounting for pension plans, the Company used a discount rate of 7.0% in 1999, and 7.25% in 1998, a 5% rate of increase in compensation, and an 8% expected rate of return on assets. Plan assets for these plans consist principally of fixed income instruments, equity securities and participation in insurance company contracts.

The weighted average discount rate used in determining the accumulated post retirement benefit obligation at June 30, 1999 and 1998 was 7.0% and 7.25%, respectively.

For measurement purposes, an 8% annual rate of increase in the per capita cost of covered health care benefits was assumed for fiscal 2000. The rate was assumed to decrease gradually to 5.5% for 2004 and remain at that level thereafter. Assumed health care cost trends have a significant effect on the amounts reported for the health care plan. For example, increasing the assumed health care cost trend rates by one percentage point in each year would increase the accumulated postretirement benefit obligation as of June 30, 1999 and 1998 by $2,523,000 and $2,303,000, respectively, and the aggregate of the service and interest cost components of net periodic postretirement benefit cost for the year ended June 30, 1999 and 1998 by $259,000 and $226,000, respectively. Effective July 1, 1998, a supplemental executive retirement plan which covers certain executives of the company was adopted. The Company has invested $571,000 as of June 30, 1999 to cover obligations of the plan.

The Company also sponsors a retirement plan for directors who are not employees of the Company. The net periodic pension expense for the plan was $89,000, $156,000 and $39,000 in fiscal 1999, 1998 and 1997, respectively.
The actuarial present value of vested benefit obligations approximated $765,000 at June 30, 1999 and $676,000 at June 30, 1998. The plan is currently not fully funded.


Note 6 -- Industry Information

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

Approximately 86% of the Company's net sales in fiscal 1999 (89% and 90% in fiscal 1998 and fiscal 1997, respectively) were made either directly or indirectly to automotive companies. The Company generally does not require collateral from its customers.

Customers comprising 10% or greater of the Company's net sales are summarized as follows:



                             1999    1998    1997
                             ----    ----    ----
Ford Motor Company             43%     45%     47%
General Motors Corporation     17%     20%     20%
All Others                     40%     35%     33%
                              ---     ---     ---
                              100%    100%    100%
                              ---     ---     ---

Sales to customers outside the United States are not significant.

Note 7 -- Restricted Stock Bonus Plan

The Company maintains a restricted stock bonus plan for certain key employees. Shares issued under the plan are subject to certain restrictions which lapse generally over a period of six to ten years from date of grant. The market value of shares issued, considered to be compensation, is being charged to operations over the periods during which the restrictions lapse. The additional capital accounts reflect the tax benefits of the compensation deduction.

Note 8 -- Litigation

The Company is involved in various legal actions arising in the normal course of business. Management, after taking into consideration legal counsel's evaluation of such actions, is of the opinion that their outcome will not have a significant effect on the Company's financial statements.

Note 9 -- Impact of New Accounting Standards

During 1999, the Financial Accounting Standards Board issued several new accounting standards: "Statements of Financial Accounting Standards No. 132, Employers' Disclosures about Pensions and Other Postretirement Benefits, and No. 133, Accounting for Derivative Instruments and Hedging Activities." Both statements were adopted by the Company in fiscal 1999 with no material effect on the Company's financial statements.


Report of
Ernst & Young, LLP
Independent Auditors

Board of Directors

Federal Screw Works


We have audited the accompanying balance sheets of Federal Screw Works as of June 30, 1999 and 1998, and the related statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended June 30, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Federal Screw Works at June 30, 1999 and 1998, and the results of its operations and cash flows for each of the three years in the period ended June 30, 1999, in conformity with generally accepted accounting principles.



                                             /s/ Ernst & Young LLP





Detroit, Michigan
August 10, 1999


Five Year Summary
Federal Screw Works

Five Years Ended June 30                     1999         1998         1997           1996        1995
- ------------------------                     ----         ----         ----           ----        ----
Operations (in thousands)
Net sales                                  $118,610     $106,889     $102,683        $92,794     $90,503
Earnings before federal income
 taxes                                       12,364       11,779       10,768          6,560       6,388
Federal income taxes                          4,158        3,952        3,593          2,169       2,147
Net earnings                                  8,206        7,827        7,175          4,391       4,241
Depreciation and amortization                 4,623        4,206        3,889          3,553       3,135
Capital expenditures                          7,779        8,367        6,872          5,682       7,443
Cash dividends declared                       2,390        2,173        1,304          1,195         870
                                           --------     --------     --------        -------     -------
Per share data
Net earnings                                 $ 7.56         7.20       $ 6.60        $  4.04      $ 3.90
Cash dividends declared                        2.20         2.00         1.20           1.10         .80
Book value                                    48.44        43.06        36.88          31.20       28.49
Market price range
 High                                            58           62           47             28-3/4      23-1/2
 Low                                             44           45           25-1/4         20-1/4      16-3/4
                                           --------     --------     --------       --------     -------
Return data
Net earnings on net sales                      6.9%         7.3%         7.0%           4.7%        4.7%
Net earnings on stockholders' equity          15.7%        16.7%        21.2%          14.2%       15.4%
                                           --------     --------     --------       --------     -------
Financial position at June 30
  (in thousands)
Working capital (net current assets)        $16,657     $ 11,981      $ 9,436       $ 13,613     $12,538
Other assets                                 11,647        9,526        9,022          8,566       8,327
Property, plant and equipment (net)          40,920       37,782       33,642         30,665      28,613
                                           --------     --------     --------       --------     -------
Total assets less current liabilities        69,224       59,289       52,100         52,844      49,478
Less:
 Long-term debt                               2,100          450          600          7,960       8,700
 Unfunded pension obligation                  1,321                     1,526          2,977       3,400
 Deferred taxes                               2,006        2,197        1,564          1,122       1,047
 Employee benefits                            1,081        1,017        1,105          1,194       1,324
 Postretirement benefits                      9,865        8,211        6,746          5,250       3,744
 Other liabilities                              723          634          479            440         306
                                           --------     --------     --------       --------     -------
Stockholders' equity (net assets)          $ 52,128     $ 46,780     $ 40,080       $ 33,901     $30,957
                                           ========     ========     ========       ========     =======

Other
Number of employees                             523          514          491            505         502
Approximate number of stockholders              410          441          472            611         644
Average shares outstanding                1,085,289    1,086,475    1,086,646      1,086,662   1,086,954
                                          ---------    ---------    ---------      ---------   ---------


Federal Screw Works
535 Griswold Street, Ste. 2400
Detroit, Michigan 48226